PROCESSED
APR 05 2006
THOMSON FINANCIAL

RECEIVED

ANDERSON MŌRI & TOMOTSUNE

2006 APR -4 A 11:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

PROCESSED
APR 05 2006
THOMSON FINANCIAL

March 30, 2006

06012189

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SKY Perfect Communications Inc. - 12g3-2(b) Exemption (**FILE NO. 82-5**

PROCESSED
APR 05 2006
THOMSON FINANCIAL

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. HIKARI PerfecTV! Video Distribution Service Using Optical Fiber Networks Launched in Fukuyama-shi, Hiroshima;

2. Notice to the Revision of Forecast of Semiannual Business Results;

3. Consolidated Semi-Annual Report Release for the year ending March 2006;

4. Summary of Business Results for 1H/FY2005 (Supplement) and Revision to the Forecast of Business Results for the Fiscal Year Ending March 2006;

5. Financial Summary of 1H/FY2005 and our Business Strategy;

6. Digitization of Cable television Adachi Corporation;

7. Acquisition of CS Now Corporation Shares and Assumption of Operations;

8. Launch of "SKY PerfecTV! Valuable Pack" and "SKY PerfecTV! Select 15" 66 channels available for 3,500 yen (tax included) from December 1;

9. Total Registrations and Individual Subscribers as of the end of October 2005;

10. Launch of New Program Information Service;

11. Launch of Full Featured, Mobile-Compatible Soccer Site by Subsidiary SKY Perfect Mobile;

12. Acquisition of Nikkatsu Corporation Shares;

13. Notice of Management Organization Changes;

14. Total Registrations and Individual Subscribers as of the end of November 2005;

15. HIKARI PerfecTV! and On Demand TV Commence Joint Field Trials for VOD Service to Condominiums;

16. New Company to Distribute Sports Footage;

17. Multichannel Broadcasting Service Employing Optical Fiber Networks, Establishment of a Sales Company for HIKARI PerfecTV! --Towards a Fusion of Broadcasting and Communications--;

18. Total Registrations and Individual Subscribers as of the end of December 2005;

19. Concessions for Victims of Heavy Snowfalls in Relation to February Billing Amounts;

20. Consolidated Business Results of Third Quarter for the year ending March 2006;

21. Revision to Forecast of Business Results for the Fiscal Year Ending March 2006 And Summary of Business Results for 3Q/FY2005 (Supplement);

22. Financial Summary of 3Q/FY2005 and Our Business Strategy;

23. ~2006 FIFA World Cup Germany™ ~All 64 games to be broadcast in high definition over SKY PerfecTV!110;

24. Total Registrations and Individual Subscribers as of the end of January 2006;

25. Regarding Press Coverage in Today's Nihon Keizai Shimbun Morning Edition;

26. Total Registrations and Individual Subscribers as of the end of February 2006;

27. Semi-Annual Business Report for the Year Ending March 2006;

28. Brief Description of Semi-Annual Report; and

29. Semiannual Report 2005.

If you have any questions or requests for additional information, please do not hesitate to contact Yasuyuki Kuroda of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-3187). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Yasuyuki Kuroda

Yasuyuki Kuroda

Enclosure

To whom it may concern:

October 14, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

HIKARI PerfecTV! Video Distribution Service Using Optical Fiber Networks Launched in Fukuyama-shi, Hiroshima

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), and Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; President and Representative Director: Minoru Sato; "Energia Com"), a 100% subsidiary of The Chugoku Electric Power Co., Inc., will launch the HIKARI PerfecTV! service in Fukuyama-shi, Hiroshima. We also point out that the press release attached was created in collaboration with Energia Com.

The impact of the launch of our service on the consolidated results for the current fiscal year is expected to be minor.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Attachment)
OptiCast Inc.
Energia Communications Inc.

Press Release
October 14, 2005

HIKARI PerfecTV! Fiber-Optic Broadcasting Service Launches in Hiroshima's Fukuyama-shi
--Japan's First Triple Play Service Utilizing Wavelength Division Multiplexing Technology Offered at a Low Price --

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director:Tatsuro Saitoh; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), and Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; President and Representative Director: Minoru Sato; "Energia Com"), a 100% subsidiary of The Chugoku Electric Power Co., Inc., have recently finalized the registration of changes relating to service areas for wired broadcasting operations under the Law Concerning Broadcast via Telecommunications Carriers' Facilities with the Ministry of Internal Affairs and Communications and will launch the HIKARI PerfecTV! service across Hiroshima's Fukuyama-shi on November 1. The HIKARI PerfecTV! Service, together with the optical Internet MEGA EGG Fiber and optical telephone MEGA EGG Optical Phone, which take advantage of Engergia Com's fiber-optic network service, enabled Energia Com to offer a multiple service, so-called a triple play service. The monthly fee for the triple play service is ¥10,385, while we are currently offering a campaign price of ¥8,075/month up to the first year, upon subscription of service.

In December 2004, the two companies formed a business partnership with the goal of expanding sales of OptiCast's "SKY PerfecTV!"multichannel pay TV service and the terrestrial and BS channel (including digital broadcasting) retransmission service by using the fiber-optic networks of Engergia Com. We conducted a number of television transmission testing of WDM* (Wavelength Division Multiplexing) access lines, combining OptiCast's reception equipment (Head End) and Energia Com's trunk circuit, and the companies were able to achieve high quality video distribution incorporating distinctive know-how.

By using for the first time ever WDM technology that wavelength multiplexes and transfers IP communications and broadcasting service on top of a single conductor fiber optic service, we are able to offer a service for the first time to detached houses. Moreover, this commercialization of WDM in a major urban area is the first case ever in Japan. The service area will expand in stages from urban areas and in synchronization with the schedule for the start of terrestrial digital broadcasting for Fukuyama-shi, construction of a fiber optic network that covers principal areas will be carried out. The companies plan to cover 80% of the city.

On October 11, OptiCast opened the Chugoku Area Office (headed by Osamu Saito), which will serve as

*WDM: Abbreviation for Wavelength Division Multiplexing. High-speed transmission technology that uses several carrier signals that differ and multiplexes multiple data on a single optical fiber.

OptiCast Chugoku Area Sales Office

Address: Fukuyama Chamber of Commerce and Industry Bldg. 4F, Nishimachi 2-10-1, Fukuyama-shi, Hiroshima

●Triple Service Fee (Monthly amount)

Fiber Optic Broadcasting	Optical Internet	Optical Telephone
¥3,980/month*	¥5,565/month	¥840/month

*Includes HIKARI PerfecTV! basic charge, HIKARI PerfecTV! set-top box rental charge, and HIKARI PerfecTV! BASIC PACK fee. We do not sell these separately.

Triple Play Service Campaign Fee

¥8,075/month (first year of the subscription)

*Campaign period is from 11/1/2005 – 1/31/2006. All prices include sales tax.

Initial Cost:

in Standard service line construction cost ¥44,100 (Free of charge during campaign period)

Television installation is at cost (with the standard installation cost estimated at ¥15,750).

●List of Simultaneous Retransmission Channels (Terrestrial Digital/Analog, BS Digital, FM Radio)

Analog Broadcasting (Terrestrial/BS)
NHK General TV
NHK Educational TV
RCC Chugoku Broadcasting
HOME Hiroshima Home Television
TSS Shinhiroshima Telecasting
NHK BS-1
NHK BS-2
CLUB SKY PerfecTV!
HTV Hiroshima Telecasting

Digital Broadcasting (Terrestrial) (Planned Service)
NHK Digital General TV
NHK Digitalb Educational TV
RCC Broadcasting
HTV Hiroshima Telecasting
HOME Hiroshima Home Television
TSS Shinhiroshima Telecasting

FM Radio Broadcasting	Frequency
Radio BINGO	77.7MHz
(FM Fukuyama)	
HFM Hiroshima FM Broadcasting	78.2MHz
NHK-FM (Hiroshima)	88.3MHz

BS Digital Broadcasting (Television/Radio/Data)		
NHK Digital BS-1	BS Nippon	Weather News
NHK Digital BS-2	BS-i	Digicas
NHK Digital Hi-Vision	BS Fuji	Nippon BS Broadcasting
Digital WOWOW	BS Asahi	BS Radio NIKKEI
Star Channel BS	BS Japan	JFN Satellite Broadcasting
WINJ	LFX488	BSQR489

*The NHK license fee and pay per view broadcasting standard fee are separate.

●List of CS Channels Offered with HIKARI PerfecTV! BASIC PACK (48 channels)

Genre	Ch. Number	Channel Name
Movie	260	Yoga ★ Cinefil Imagica
Movie	261	channel NECO
Movie	312	Movie Plus
Movie	707	Japanese Movie Ch.
Sports	285	Sky.A
Sports	300	Sports-i ESPN
Sports	302	GAORA
Sports	303	Golf Network
Sports	306	J SPORTS 1
Sports	308	J SPORTS 3
Music	270	MTV
Music	731	MUSIC ON! TV
Animation	274	Cartoon Network
Animation	276	KIDS STATION
Animation	724	ANIMAX
Entertainment	363	TBS Channel
Entertainment	730	Disney Channel
Overseas Drama	360	Super Channel
Overseas Drama	372	LaLa TV
Overseas Drama	722	FOX
Overseas Drama	725	AXN
Local Drama	361	FAMILY GEKIJO
Local Drama	718	SAMURAI DRAMA CHANNEL
Documentary	321	Discovery Channel
Documentary	370	THE HISTORY CHANNEL
Documentary	741	National Geographic Channel
Documentary	747	Animal Planet
Documentary	755	Reality TV
News	251	NIKKEI CNBC
News	256	ASAHI NEWSTAR
News	258	JNN NEWS BIRD
News	745	NNN24
Shopping	217	Rakuten Shopping Channel
Shopping	220	SHOP CHANNEL
Shopping	221	MALL OF TV
Shopping	222	QVC
Shopping	223	KOJIMA SHOPPING TV
Shopping	239	MOVE 239
Shopping	240	Shop 240
Shopping	241	Happy 241
Shopping	242	JAPANNET STUDIO 242
Shopping	244	Fuji TV Dinos
Amusement/Hobby	216	Better Life Channel
Amusement/Hobby	218	VICTORY CHANNEL
Amusement/Hobby	205	Univ. of Air CS-TV
Amusement/Hobby	500	Univ. of Air CS-Radio
Program Information	200	CLUB SKY PerfecTV!
Program Information	202	SKY PerfecTV! Information Channel

HIKARI PerfecTV! BASIC PACK is included in the triple play service

To whom it may concern:

October 19, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice to the Revision of Forecast of Semiannual Business Results

Based on recent business developments, SKY Perfect Communications Inc. announces a revision to the forecast of semiannual business results for fiscal 2005 (from April 1, 2005 to March 31, 2006) published at the announcement of the annual business results for fiscal 2004 on May 9, 2005. The changes are as follows:

1. Revision of Results Forecast

(1) Revision of non-consolidated results forecast

Revision of the forecast interim business results for the fiscal year ending March 31, 2006 (April 1, 2005 - September 30, 2005)

(Millions of yen)

	Revenues	Ordinary income (loss)	Interim net income (loss)
Previous forecast (A)	37,500	1,200	1,200
Revised forecast (B)	37,100	1,000	900
Difference (B-A)	− 400	− 200	− 300
Rate of change (%)	− 1.1%	− 16.7%	− 25.0%
(Reference) Interim results for the fiscal year ended March 31, 2005	36,068	3,959	3,632

(2) Revision of consolidated results forecast

Revision to the forecast of the interim business results for the fiscal year ending March 31, 2006 (April 1, 2005 - September 30, 2005)

(Millions of yen)

	Revenues	Ordinary income (loss)	Interim net income (loss)
Previous forecast (A)	42,000	500	500
Revised forecast (B)	41,000	− 100	− 300
Difference (B-A)	− 1,000	− 600	− 800
Rate of change (%)	− 2.4%	− 120.0%	− 160.0%

(Reference) Interim results for the fiscal year ending March 31, 2005	37,146	3,599	3,411

2. Reasons for Revision

(1) Non-consolidated business results forecast

In the six-month period ended in September 2005, the number of new subscribers and the churn rate were at favorable levels. However, growth in ARPU and in revenues from our own content was lower than expected. Our revised revenue forecast is 37.1 billion yen, down 0.4 billion yen from our previous forecast of 37.5 billion yen. An increase in the cost of obtaining new subscribers following a rise in new subscriptions and the launch of the Tokyo Plage 2005 event, part of our 10th anniversary projects, earlier than initially scheduled are the two major factors expected to affect the interim results. We have made a downward revision to the forecasted ordinary income of 0.2 billion yen, from the 1.2 billion yen in the previous forecast, to 1.0 billion yen. In addition to the above factors, the replacement of encoders generated a loss on property and equipment. The revised interim net income forecast is therefore 0.9 billion yen, a decline of 0.3 billion yen from the previously forecast figure of 1.2 billion yen.

(2) Consolidated results forecast

In light of delays in the development of OptiCast as well as the reasons stated for the revision to the non-consolidated forecast, we have revised revenue for this six-month period downward by1.0 billion yen from the previous forecast of 42 billion yen, to 41 billion yen. Incurred cost in the establishment of SKY Perfect Marketing Co., Ltd. and other factors affect the interim results, in addition to the non-consolidated factors. As a result, we expect to record a consolidated ordinary loss of 0.1 billion and a consolidated interim loss of 0.3 billion yen, which represent declines of 0.6 billion yen and 0.8 billion yen, respectively, compared with the preceding forecast.

* The full-year forecasts will be announced to coincide with the announcement of the semiannual business results scheduled on October 26. At the moment, details are under review, in light of our future business operations.

(Summary English Translation)

SKY PerfecTV! October 26, 2005

Consolidated Semi-Annual Report Release for the year ending March 2006

Company Name: SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Representative:
Hajime Shigemura
President and Representative Director
Attn.: Katsunori Suzuki
General Manager of
Finance & Accounting Dept.
Board Meeting Date: October 26, 2005
Adoption of U.S. GAAP: Not applicable

Stock Exchange: Tokyo Stock Exchange 1st Section
Head Office: Tokyo
Tel.: (03) 5468-7800

1. Consolidated Business Results for Six Months Ended September 2005 (April 1, 2005 through September 30, 2005)

(1) Consolidated Results of Operations

(The figures are rounded down to the nearest one million yen.)

	Operating Revenues		Operating Income		Ordinary Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Six months ended September 30, 2005	41,023	10.4	-424	-	-108	-
Six months ended September 30, 2004	37,146	4.3	3,159	-15.5	3,599	-13.3
Year ended March 31, 2005	74,016	2.1	2,826	-31.9	3,681	-24.1

	Net Income		Net Income per Share	Net Income per Share (fully diluted)
	(millions of yen)	(%)	(yen)	(yen)
Six months ended September 30, 2005	-323	-	-149.97	-
Six months ended September 30, 2004	3,411	-10.3	1,504.24	1,502.78
Year ended March 31, 2005	3,709	-15.4	1,630.78	1,629.52

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2005: -4 million yen
   Six months ended September 30, 2004: -44 million yen
   Year ended March 31, 2005: -75 million yen

2. *Average number of outstanding shares during each period (Consolidated basis):*
Six months ended September 30, 2005: 2,154,841 shares
Six months ended September 30, 2004: 2,267,683 shares
Year ended March 31, 2005: 2,265,614 shares
3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues represent the ratio of increase/decrease compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Six months ended September 30, 2005	126,999	89,387	70.4	41,518.89
Six months ended September 30, 2004	129,121	98,405	76.2	43,393.78
Year ended March 31, 2005	121,132	89,408	73.8	41,332.86

(Notes)

Number of outstanding shares as of the end of each period (Consolidated basis):
Six months ended September 30, 2005: 2,270,365 shares
Six months ended September 30, 2004: 2,267,734 shares
Year ended March 31, 2005: 2,268,509 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Six months ended September 30, 2005	2,706	-5,256	-2,283	27,405
Six months ended September 30, 2004	5,092	-13,637	-1,401	35,995
Year ended March 31, 2005	4,302	-7,087	-10,916	32,239

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 10

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new):	1	Equity method (new):	0
(excluded):	0	(excluded):	0

2. Forecast of Consolidated Business Results for Year Ending March 2006 (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Year ending March 31, 2006	84,000	300	300

(Reference)
Estimated net income per share (full year): 139.35 yen

(Note) The above forecast has been created based on information available as of the date of this report. Actual business results may differ from forecast figures due to various subsequent factors.

To whom it may concern:

October 26, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 1H/FY2005 (Supplement) and Revision to the Forecast of Business Results for the Fiscal Year Ending March 2006

1. Subscriber Addition and Churn

(Thousands)

	1H/FY04	1H/FY05	Difference	2Q/FY04	2Q/FY05
Total Sub. Net Addition (SKY PerfecTV/110)	78 (28)	134 (48)	56 (20)	43 (14)	60 (22)
Total Sub. at Period-End (SKY PerfecTV/110)	3,725 (151)	3,957 (251)	233 (100)	3,725 (151)	3,957 (251)
New Individual Sub. (SKY PerfecTV/110)	210 (22)	247 (37)	37 (15)	105 (11)	120 (18)
Number of Individual Churn (SKY PerfecTV/110)	153 (6)	140 (9)	-13 (2)	74 (3)	71 (5)
Individual Sub. Net Addition (SKY PerfecTV/110)	58 (16)	107 (29)	49 (13)	31 (8)	49 (13)
Individual Sub. at Period-End (SKY PerfecTV/110)	3,240 (131)	3,417 (189)	177 (58)	3,240 (131)	3,417 (189)
Individual Churn Rate (%)	9.5%	8.3%	-1.2	9.2%	8.3%

- The launch of the antenna free installation campaign and the rental service of set-top boxes pushed up the number of new individual subscribers this period to 247 thousand, which represents an increase of 37 thousand compared to the same period last year.

- With churn prevention measures by our customer center now in full swing and other factors, the churn rate for the period under review improved 1.2 points from the same period of previous year to 8.3%.

- As a result, the number of individual subscribers at the end of the first half of FY2005 was 3,417 thousand, up 177 thousand compared to the same time last year.

2. Business Results

Financial Summary (April 1, 2005 – September 30, 2005)

(Millions of Yen)

Consolidated	1H/FY04	1H/FY05	Difference	Difference (%)	2Q/FY04	2Q/FY05
Revenues	37,146	41,023	3,877	10.4%	18,369	20,669
Operating Income (Loss)	3,159	-424	-3,583	-113.4%	1,459	-3
Ordinary Income (Loss)	3,599	-108	-3,708	-103.0%	1,691	99
Net Income (Loss)	3,411	-323	-3,734	-109.5%	1,688	-219
Total Assets	129,121	126,999	-2,121	-1.6%	129,121	126,999
Total Shareholder's Equity	98,405	89,387	-9,018	-9.2%	98,405	89,387
Cash Flow from Operating Activities	5,092	2,706	-2,385	-46.8%	4,392	-302
Cash Flow from Investing Activities	-13,637	-5,256	8,380	-61.5%	-3,098	-1,016
Cash Flow from Financing Activities	-1,401	-2,283	-882	62.9%	-135	63
Cash and Cash Equivalents at the Period-End	35,995	27,405	-8,590	-23.9%	35,995	27,405

Non-Consolidated	1H/FY04	1H/FY05	Difference	Difference (%)	2Q/FY04	2Q/FY05
Revenues	36,068	37,133	1,064	3.0%	17,815	18,661
Operating Income	3,457	623	-2,833	-82.0%	1,635	471
Ordinary Income	3,959	1,026	-2,933	-74.1%	1,892	597
Net Income	3,632	916	-2,716	-74.8%	1,788	390
Total Assets	124,555	120,096	-4,459	-3.6%	124,555	120,096
Total Shareholder's Equity	99,788	92,612	-7,175	-7.2%	99,788	92,612

- With the number of individual subscribers continuing to rise steadily, revenues were up 10.4% compared to the same period of previous year on a consolidated basis, and also up 3.0% on a non-consolidated basis.

- This interim period saw a temporary increase in expenses, fuelled by an increase in subscriber acquisition costs associated with the increase in the number of new individual subscribers, the bringing forward of the SKY PerfecTV! Tokyo Plage 2005 event that is part of the events to celebrate the 10th year anniversary of the Company's broadcasting, the increase in costs associated with the full-scale deployment of the HIKARI PerfecTV! service, and the costs associated with the establishment of SKYPerfect Marketing Co., Ltd. In a consolidated basis, the Company recorded an operating loss of 424 million yen, an ordinary loss of 108 million yen, and a net loss of 323 million yen.

- With regard to consolidated cash flows, cash flow from operating activities was down compared to the same period of previous year to 2,706 million yen, due to the company posting a net loss before tax adjustments for the period. Cash flow used in investing activities was down compared to the same period last year to 5,256 million yen as a result of more balanced income and expenditure associated with the acquisition and sale or redemption of securities. Cash flow used in financing activities, which covers the acquisition of treasury stock and the payment of dividends, etc., came in at 2,283 million yen. As a result, the cash and cash equivalents at the period-end was down 8,590 million yen compared to the same time the previous year to 27,405 million yen.

3. **Revision to the Forecast of Business Results for the Year Ending March 31, 2006**

(Millions of Yen)

	Previous Forecast	Revised Forecast	Difference	Difference (%)
New INDIVIDUAL Sub. (thousands)	540	540	—	—%
INDIVIDUAL Sub. Net Addition (thousands)	232	248	16	6.9%
INDIVIDUAL Sub. at Period-End (thousands)	3,542	3,558	16	0.5%
Total Sub. at Period-End (thousands)	4,055	4,071	16	0.4%
INDIVIDUAL Churn Rate (%)	9.0%	8.5%	-0.5	—
Consolidated				
Revenues	85,000	84,000	-1,000	-1.2%
Ordinary Income	500	300	-200	-40.0%
Net Income	1,000	300	-700	-70.0%
Non-consolidated				
Revenues	75,500	75,500	—	—%
Ordinary Income	3,500	3,800	300	8.6%
Net Income	3,500	3,700	200	5.7%

- Based on the results for the first half of FY2005, the results forecasts have been revised from that previously announced on May 9, 2005.

- In terms of new individual subscribers, the increase in numbers is expected to continue on into the second half of the year with new subscriptions for SKY PerfecTV!, SKY PerfecTV! 110, and HIKARI PerfecTV! expected to be 540 thousand, in line with initial forecasts. In light of the improvement in the churn rate for the interim period to 8.3%, the churn rate for the year is now forecast to be 8.5%.

- In terms of revenues, full-year revenues on a non-consolidated basis are expected to come in at 75,500 million yen in line with initial forecasts, in light of the fact that subscriber number forecasts have remained unchanged. However, consolidated revenue forecasts have now been downwardly revised by 1,000 million yen to 84,000 million yen to account for the fact that the company's subsidiary, OptiCast Inc.'s business is not progressing on schedule.

- In terms of profit and loss, given that marketing cost effectiveness will improve in the second half and that the profitability of SKY Perfect's proprietary content is expected to increase, non-consolidated profit forecasts have been upwardly revised from initial forecasts. Ordinary income and net income are now forecast to come in at 3,800 million yen and 3,700 million yen, respectively. On a consolidated basis, while efforts will be made to improve the outflows from the company subsidiary, OptiCast Inc., in light of the goodwill depreciation associated with investment in J SPORTS Broadcasting Corporation, consolidated ordinary income and net income are now forecast to be 300 million yen and 300 million yen, respectively.

(Note) Forward looking statements including plans, strategies or beliefs contained in this material are not past facts but are forecasts based on the assumptions or beliefs of our management judging from information available currently. Final decisions related to investment should be made at the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or in the case of, for example, new entries into the market by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. Please note, however, that factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

Financial Summary of 1H/FY2005 and our Business Strategy

SKY PerfecTV!

October 2005

SKY Perfect Communications Inc.

Section I

Financial Summary of 1H/FY2005

Financial Summary (Consolidated/Non-Consolidated)

(April 1, 2005 to September 30, 2005)
(Millions of yen)

	Consolidated	Non-Consolidated	Difference
Revenues	41,023	37,133	3,890
Operating Profit	-424	623	-1,047
Income before Income Taxes	-108	1,026	-1,134
Net Income	-323	916	-1,239
Total Assets	126,999	120,096	6,903
Total Shareholders' Equity	89,387	92,612	-3,225

SKY Perfect Communications Inc.

Consolidated Subsidiaries

- Data Network Center Corporation (51.0% shareholding) Customer management services
- Multi Channel Entertainment Inc. (90.0% share holding) 110 degrees CS broadcasting service
- Samurai TV Inc. (80.3% of shareholding) Broadcasting of wrestling and martial arts programs
- OptiCast Inc. (100.0% shareholding) Content distribution service through FTTH
- Sky Perfect Well Think, Co., Ltd. (100.0% shareholding) Content development and investment
- SKYPerfect Marketing, Co., Ltd. (61. 0% of shreholding) Rental service of STB for SKY PerfecTV! (Recognized as an operating company on April 2005)
- Cable Television Adachi Corporation (77.3% shareholding) CATV business
- Information Network Koriyama Inc. (66.7% shareholding) CATV business (Planning company)
- Pay Per View Japan, Inc. (65.0% shareholding) Pay per view services
- SKYPerfect Mobil, Inc. (51.0% shareholding) Content distribution service to mobile phone

Equity-Method Affiliates

- System Create Inc. (32.30% shareholding) System development (CD-ROM distribution)
- J SPORTS Broadcasting Corporation* (15.00% of shareholdiong) Broad casting of sports programs

* Planned acquisition of shares on November 2005
(No shareholding as of September 30, 2005)

Summary of Consolidated Statements of Income

Consolidated Statements of Inome

(Millions of yen)

	1H FY04	1H FY05	Difference	2Q FY04	2Q FY05	Difference
DTH Gross Addition (thousands)	210	247	+37	105	120	+15
DTH Sub. at FY-End (thousands)	3,240	3,417	+177	3,240	3,417	+177
Revenues:	37,146	41,023	+3,877	18,369	20,669	+2,300
Subscriber-Related Revenues	24,362	25,212	+850	12,203	12,676	+473
Transmission-Related Revenues	4,947	4,589	-357	2,481	2,306	-175
Other Fees and Revenues	7,837	11,221	+3,384	3,683	5,686	+2,003
Operating Expenses	33,987	41,447	+7,460	16,909	20,673	+3,764
Operating Income	3,159	-424	-3,583	1,459	-3	-1,462
Ordinary Income	3,599	-108	-3,708	1,691	99	-1,592
Net Income	3,411	-323	-3,734	1,688	-219	-1,907
Retained Earnings	5,611	3,947	-1,663	5,611	3,947	-1,664
Total Dealing Amount of Subscription Fees and Others	66,804	69,766	+2,962	33,350	35,135	+1,785
EBITDA	4,844	1,832	-3,011	2,353	1,059	-1,293

Number of New Subscribers and Churn Rate

(Apr.-Sep. 2005)



(Thousands)
120
100
80
60
40
20
0
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
9.6%
9.7%
10.2%
9.3%
9.0%
9.3%
8.1%
8.2%
8.0%
8.4%
8.1%
8.6%
Commencement of antenna free installation campaign
Commencement of rental service of set-top boxes
End of Japan Professional Baseball League Season
37
47
33
44
34
36
34
43
35
37
37
40
Apr.
May
Jun
Jul
Aug
Sep
Number of new subscribers FY04
Number of new subscribers FY05
Churn rate (individual subscribers) FY04
Churn rate (individual subscribers) FY05

ARPU (CS124/128+CS110)

Subscription Fees per Subscriber

(Yen)



3,629
3,597
3,505
3,446
3,496
3,495
253
225
216
218
217
199
323
327
304
275
278
279
2,663
2,565
2,596
2,611
2,627
390
390
1Q/04
2Q/04
3Q/04
4Q/04
1Q/05
2Q/05
Basic Fee/unit
Monthly Fee/unit
PPV Fee/unit
Revenues from Own Programs

Subscriber-Related Revenues per Subscriber

(Yen)



1,452
1,422
1,395
1,384
1,405
1,391
253
225
216
218
217
199
51
52
49
44
44
45
758
755
740
732
754
756
390
390
390
390
390
390
1Q/04
2Q/04
3Q/04
4Q/04
1Q/05
2Q/05
Basic Fee/unit
Monthly Fee/unit
PPV Fee/unit
Revenues from Own Programs

SAC (CS124/128+CS110)

Total SAC

(Millions of yen)



9,686
6,622
2,047
978
3,596
3,451
2,451
3,784
1H/FY04
1H/FY05
Sales incentives
Promotional expenses
Advertising expenses

SAC per Subscriber

(Yen)



39,533
31,642
9,782
4,674
17,187
14,085
10,005
15,443
1H/FY04
1H/FY05
Sales Incentives
Promotional Expenses
Advertising Expenses

* All the figures shown above are calculated adding the expenses of SKY Perfect Communications and SKYPerfect Marketing, Co., Ltd.
* Advertising expenses includes the expenses related to the SKY PerfecTV! Tokyo Plage 2005 and excludes public relations costs

Summary of Consolidated Balance Sheets

Balance Sheets: Consolidated (Millions of yen)

	1H FY04	1H FY05	Difference
Current Assets	68,815	61,734	-7,080
Fixed Assets	52,317	65,265	+12,948
Total Assets	121,132	126,999	+5,867
Current Liabilities	25,340	28,935	+3,595
Fixed Liabilities	3,388	5,361	+1,973
Total Liabilities	28,728	34,297	+5,568
Minority Interests	2,995	3,315	+320
Common Stock	50,037	50,083	+46
Capital Surpluses	43,947	43,995	+47
Earned Surpluses	5,909	3,947	-1,961
Unrealized (Losses) Gains on Securities	-1,213	1,642	+2,855
Treasury Stock	-9,272	-10,282	+1,019
Total Shareholders' Equity	89,408	89,387	-21
Total Liabilities, Minority Interests, and Shareholders'	121,132	126,999	+5,867

Summary of Consolidated Cash Flows

Consolidated

(Millions of yen)

	1H FY04	1H FY05	Difference
Net Cash from Operating Activities	+5,092	+2,706	-2,386
Net Cash from Investing Activities	-13,687	-5,256	+8,431
Net Cash from Financing Activities	-1,401	-2,283	-882
Effect of Exchenge Rate Changes	+2	-0	-2
Net Decrease in Cash and Cash Equivalents	-9,945	-4,833	+5,112
Cash and Cash Equivalents at the end of period (A)	35,995	27,405	-8,590
Cash and Negotiable Securities at the end of period (B)	55,945	41,906	-14,039
Total Amount of Fund ((B)+Securities for Fiancial Instruments)	97,010	67,382	-29,628

* Difference between (A) and (B) is due to fixed-term deposits (15 million yen) and negotiable securities (13 billion yen), whose terms are over 3 months.

Section II

Business Strategy

FILE No.
82-5113

To whom it may concern:

October 27, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Digitization of Cable television Adachi Corporation

Cable television Adachi Corporation (Head Office: Adachi-ku, Tokyo; President and Representative Director: Youichi Ooe), a subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku,Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), will commence full digital broadcasting for the first time in the Japanese cable TV industry on December 1, 2005. Please note that the attached press release was issued by Cable television Adachi.

The impact of this development has already been included in the correction of the revision of the forecast of business results for the year ending March 31, 2006, announced on October 26, 2005.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

[Attachment]

October 27, 2005
Cable television Adachi Corporation

Digitization of Cable television Adachi Corporation
Broadcasting of Fully Digital Multiple Channels

Cable television Adachi Corporation (Adachi-ku, Tokyo; President and Representative Director: Youichi Ooe) will commence full digital broadcasting on December 1, 2005, the first for the Japanese cable TV industry. With this changeover, we will retransmit terrestrial digital broadcasting and BS digital broadcasting to approximately 120,000 households in Adachi-ku, broadcasting approximately 250 channels—almost all the channels available in CS broadcasting—to approximately 40,000 households. This will mean that we are broadcasting the largest number of channels among any cable TV company in Japan. Ahead of this comprehensive changeover, on November 1 we will commence trial broadcasting including a check of the electrical transmission for full-digital multiple channel in part of the Ayase district.

Our TV service is divided into basic and option. The basic service consisting of retransmission of all terrestrial and BS analogue/digital broadcasting and the basic 54 channels is available for 4,400 yen per month. (The conventional service provided retransmission of the terrestrial and BS analogue broadcasting and the basic 36 channels for 3,675 yen per month.)

In addition to the basic service with such attractive contents and price, we offer highly flexible optional services in which the subscribers can select their preferred channels from approximately 100 video channels (including pay-per-view format channels) and 100 music channels.

The broadcasting of the largest number of channels in Japan has been achieved through the adoption of the SKY PerfecTV! trans-modulation system in cooperation with SKY Perfect Communications Inc. (Head Office: Shibuya-ku,Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), which became our shareholder in March 2005, and with OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), which is a 100% owned subsidiary of SKY Perfect.

As we move towards the digitization on December 1, installation of STBs compatible for digital broadcasting in subscribers' households is proceeding soundly. As of October 26, approximately 80% of installations had been completed.

[Attachment]

With the cooperation of the local government, we will endeavor to grow along with Adachi Ward as a central information distributor in the area.

[Attachment]

Corporate profile of Cable television Adachi Corporation

◆ **Address**

Third Yamazaki Building 2-28-6 Ayase, Adachi Ward, Tokyo

Postcode 1208576

TEL: 03-5680-8080 (Representative)   FAX: 03-5680-5811

◆ **Representative**

President and Representative Director: Youichi Ooe

◆ **Establishment**

August 7, 1995 (Started broadcasting on December 1, 1996)

◆ **Business Licenses**

February 9, 1996

Permission to install cable television facility No. 13088

May 18, 1999

Type I Carrier License No. 220

◆ **Capital**

2,063 million yen (Number of shares issued: 41,260)

◆ **Scale of Business**

For the year ended March 2005;

Revenues: 2.5 billion yen

Ordinary income: 0.6 billion yen

As of the en of September 2005;

Approximate number of TV service subscribers: 40,000

Approximate number of Internet connection service subscribers: 15,000

◆ **Major shareholders**

SKY Perfect Communications Inc.

Adachi Ward

Nippon COMSYS Corporation

Mizuho Bank, Ltd.

Sojiji (a religious corporation)

For any inquiries concerning this matter please contact:

Cable television Adachi Corporation

Yoshihara, Chief of Planning Section at Sales and Planning Division

Tel: 03-5680-8409

To whom it may concern:

October 27, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of CS Now Corporation Shares and Assumption of Operations

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") announces its decision to acquire from IMAGICA Corp. (Head Office: Shinagawa-ku, Tokyo; President and Representative Director: Fumio Nagase; "IMAGICA") all issued shares of CS Now Corporation (Head Office: Shinagawa-ku, Tokyo; President and Representative Director: Masato Hoshi; Paid-in capital: 10 million yen), currently a 100% subsidiary of IMAGICA.

CS Now was established in February 2001 after having been awarded a CS110 digital broadcasting license. Initially, the company planned to operate channels that would provide entertainment programs free of charge, but this was never realized. The company's shares were subsequently acquired by IMAGICA in November 2002, and two channels were broadcasted—Gurume Tavi★Foodies TV (Ch.235) and Karaoke Channel (Ch.236). However, with broadcasting having wrapped up at the end of September 2005, it has been decided that SKY Perfect will acquire the company's shares and take over the management and transmission of CS Now's broadcasts.

The transfer of shares is scheduled to be complete by the end of 2005, after internal procedures have been finalized at both SKY Perfect and IMAGICA.

In the Mid-Term Vision (FY2005-2010) announced on January 26, 2005, SKY Perfect established a clear management policy for the active expansion of investment in and partnerships with broadcasters to strengthen the DTH business. Following this assumption of operations, SKY Perfect will now examine specific initiatives and will continue efforts to make CS110 multi-channel broadcasting services even more appealing.

The impact of the launch of our service on the consolidated results for the current fiscal year is expected to be minor.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

October 27, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of "SKY PerfecTV! Valuable Pack" and "SKY PerfecTV! Select 15"
66 channels available for 3,500 yen (tax included) from December 1

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), will launch new lead products on December 1. The products include the "SKY PerfecTV! Valuable Pack," offering all 66 channels from the "SKY PerfecTV! (124/128 degree)" for 3,500 yen (tax included) per month, and the "SKY PerfecTV! Select 15," offering any 15 of the 66 channels.

"SKY PerfecTV! Valuable Pack" is a strategic product that offers popular channels such as the TBS channel, G +SPORTS & NEWS, tv asahi channel, and Disney Channel in addition to those 59 TV channels included in the current lead product, the "SKY PerfecTV! Basic Pack," all for an attractive monthly viewing fee of 3,500 yen (tax included). We also offer the "SKY PerfecTV! Select 15" in which the viewers can subscribe to any 15 channels selected from the 66 channels, for 2,800 yen (tax included) per month.

SKY Perfect has been providing the current five types of "SKY PerfecTV! Basic Pack" for four years after Japan Digital Broadcasting Corporation (PerfecTV!) and Japan Sky Broadcasting Co., Ltd. (JSkB) merged. Nonetheless, there has been demand to develop a new lead product that is more subscriber-friendly and subscriber-oriented, given that a number of new channels have emerged since then. The new service, the "SKY PerfecTV! Valuable Pack," is available for a monthly viewing fee of only 3,500 yen (tax included), and offers an overwhelming 66 channels. The new lineup also includes the "SKY PerfecTV! Select 15," which allows the subscribers to select their favorites from the 66 channels. Together with the new offer of SKY PerfecTV! set-top box rental services, SKY Perfect believes that the subscriber-friendliness of the service can be emphasized and will appeal to new customers.

SKY Perfect will open a special line in the Customer Center to accept inquiries and applications for these products. In the wake of the introduction of these strategic products, we are determined to work to activate the CS multichannel market and continue to expand pay TV business.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

Description of the New Product

"SKY PerfecTV! Valuable Pack"

All 66 channels for 3,500 yen/month (tax included)

MOVIE
- Ch.260 Youga ★ Cinefil Imagica
- Ch.261 channel NECO
- Ch.312 Movie Plus
- Ch.706 The Cinema *1
- Ch.707 Japanese Movie Ch.
- Ch.720 COMIN' SOON TV

SPORTS
- Ch.282 EX SPORTS
- Ch.285 sky-A
- Ch.286 THE GOLF CHANNEL
- Ch.300 Sports-i ESPN
- Ch.309 G+ SPORTS & NEWS
- Ch.739 FUJITV739
- Ch.752 Table Tennis · Badminton TV752

MUSIC
- Ch.265 SPACE SHOWER TV
- Ch.266 Karaoke Channel
- Ch.267 Star Karaoke
- Ch.268 Eco Music TV
- Ch.269 Music Japan TV
- Ch.270 MTV
- Ch.271 MUSIC AIR NETWORKS
- Ch.731 Music ON! TV
- Ch.732 Video Music Ch. *2
- Ch.795 Music Graffiti TV/keiba *3

ANIMATION
- Ch.274 Cartoon Network
- Ch.276 KIDS STATION
- Ch.724 ANIMAX
- Ch.746 Toon Disney *4

ENTERTAINMENT
- Ch.363 TBS Channel
- Ch.717 tv asahi channel
- Ch.721 FUJITV721
- Ch.726 Kansai TV☆Kyoto channel *5
- Ch.730 Disney Channel

FOREIGN DRAMA/VARIETY
- Ch.360 Super Channel
- Ch.372 LaLa TV
- Ch.722 FOX
- Ch.725 AXN
- Ch.728 Mystery Channel / The Mystery
- Ch.749 So-net Channel 749
- Ch.755 Reality TV

JAPANESE DRAMA/VARIETY/STAGE
- Ch.262 Theater Television
- Ch.275 EX ENTERTAINMENT
- Ch.279 MONDO21
- Ch.361 FAMILY GEKIJO
- Ch.362 HOME DRAMA CHANNEL
- Ch.718 SAMURAI DRAMA CHANNEL

DOCUMENTARY
- Ch.321 Discovery Channel
- Ch.370 THE HISTORY CHANNEL
- Ch.741 NATIONAL GEOGRAPHIC CHANNEL
- Ch.747 Animal Planet

NEWS/BUSINESS/ECONOMY
- Ch.250 Bloomberg Television (Japanese)
- Ch.251 NIKKEI CNBC
- Ch.252 BBC WORLD
- Ch.254 e-tenki.net
- Ch.255 ACCESS! Traffic Information plus weather
- Ch.256 ASAHI NEWSTAR
- Ch.257 CNNj
- Ch.258 JNN NEWS BIRD
- Ch.742 Bloomberg Television (English)
- Ch.744 WEATHER NEWS
- Ch.745 NTV NEWS 24 *6
- Ch.766 Financial Information TV by Daiwa

LEISURE
- Ch.277 TABI (Travel) Channel
- Ch.280 Act On TV (by RECRUIT)
- Ch.281 Gourmet Tabi ★ FoodiesTV
- Ch.283 SheTV

EDUCATION AND Qualifications
- Ch.343 GLOBAL LEARNING CHANNEL

"SKY PerfecTV! Salect 15"

Any 15 channels from "SKY PerfecTV! Valuable Pack" for ¥2,800/month (tax included)

Channels and their titles are as of December 1, 2005 (scheduled)
*1 Ch.706 "The Cinema" will be on air from December 1, 2005.
*2 Ch.732 "Video Music Ch." will be called "Video Music Channel/VMC" from December 1, 2005.
*3 Ch.795 "Music Air Graffiti/DYNAMIC KEIBA" will be called "Music Graffiti TV/keiba" from December 1, 2005.
*4 Ch.746 "Toon Disney" will be on air from December 1, 2005.
*5 Ch.726 "Kyoto channel" will be called "Kansai TV ☆ Kyoto channel" from December 1, 2005.
*6 Ch.745 "NNN24" will be called "NTV NEWS 24" from December 1, 2005.

(Reference) Products currently available

"SKY PerfecTV! Basic Pack ALL"
Includes 63 TV channels and 100 radio channels for 5,985 yen/month <tax included>

Five types of "SKY PerfecTV! Basic Pack"
32-36 channels for 3,140 yen/month <tax included>

To whom it may concern:

November 2, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of October 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and Individual Subscribers as of the end of October 2005.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	46,040	36,016
Churn	31,215	27,292
Churn Rate*3	9.5%	9.6%
Net Increase	14,825	8,724
Cumulative Total	**3,972,236**	**3,425,951**

*The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multichannel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	30,828	29,476
Churn	25,605	25,050
Churn Rate*3	8.3%	9.3%
Net Increase	5,223	4,426
Cumulative Total	**3,709,615**	**3,230,284**
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	14,818	6,190
Churn	5,598	2,231
Churn Rate*3	26.8%	14.2%
Net Increase	9,220	3,959
Cumulative Total	**259,923**	**193,150**
Multichannel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	394	350
Churn	12	11
Churn Rate*3	6.2%	6.1%
Net Increase	382	339
Cumulative Total	**2,698**	**2,517**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties currently receiving the service.(as of the end of October 2005)

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	629	237
Number of households*6	47,836	15,812

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

November 7, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of New Program Information Service

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director and President: Hajime Shigemura; "SKY Perfect") will launch the new program information service from April 2006. This new program information service will be provided in addition to the electronic program guide (EPG) feature, where program guides are displayed on subscribers' TV screens, and will deliver broadcast program information and other related information to the PCs or mobile phones of subscribers based on their preferences.

SKY Perfect currently offers the EPG feature, a convenient service that allows subscribers to use remote control operations to display information on programs being broadcast or scheduled to be broadcast on their TV screens. However, a major feature of the new program information service is that it allows users to pre-register information on their preferences via a PC or mobile phone so that program information and other related information on around 300 channels, including SKY PerfecTV! and SKY PerfecTV!110, can be delivered directly to their PCs or mobile phones according to their preferences. This is possible because this new service makes use of broadcast program metadata (data that provides descriptive information on content). In terms of system applications for the service, SKY Perfect has adopted Electronic Content Guide (ECG) technology* developed by Sony Corporation, and is working on optimizing the user interface based on this technology.

SKY Perfect is implementing a back-end system for providing metadata on broadcast programs, once it has been entered by broadcasters, in broadcast, internet and print media forms. In the future, SKY Perfect plans to develop program information networks in an integrated manner, and to deploy services that involve collaboration with broadcasters, such as advertising, sales of related-products, and video-on-demand (VOD).

SKY Perfect is aiming to establish an integrated platform that is based on program information and content distribution networks, and is stepping up our Multi-Platform and Content Aggregator Strategies. Moving forward, SKY Perfect will actively promote the development of convenient functions and services that will further expand subscribers' SKY Perfect viewing enjoyment.

* Electronic Content Guide (ECG) technology: Technology that establishes links between metadata based on certain conditions and that provides suitable information to subscribers based on their preferences.

• Image of the new program information service



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This site is only available in Japanese.

* For any inquiries on this matter please call
Public Relations Dept. / Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

November 21, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Launch of Full Featured, Mobile-Compatible Soccer Site by Subsidiary SKY Perfect Mobile

~The first step in SKY Perfect Mobile's business expansion~
Announcing the Launch of "SKY Perfect Mobile WORLD SOCCER"
-- The First Full Featured, SKY PerfecTV!-Affiliated, Mobile-Compatible Soccer Site

SKY Perfect Mobile, Inc. (Head Office: Shibuya-ku, Tokyo; Representative Directou & President: Ujyu Yamazaki; "SKY Perfect Mobile"), a subsidiary of SKY Perfect Communications Inc. engaged in mobile-related business, today issued the attached press release regarding the launch of the first full-fledged, SKY PerfecTV!-affiliated, mobile-compatible soccer site, "SKY Perfect Mobile WORLD SOCCER." This site represents the first step in SKY Perfect Mobile's business expansion and is an official site for NTT DoCoMo's i-mode, KDDI's EZweb, and Vodafone's Vodafone live! services.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

SKY Perfect Mobile

News Release

November 21, 2005

~The first step in SKY Perfect Mobile's business expansion~
Announcing the Launch of "SKY Perfect Mobile WORLD SOCCER"
-- The First Fully Fledged, SKY PerfecTV!-Affiliated, Mobile-Compatible Soccer Site

SKY Perfect Mobile, Inc. (Head Office: Shibuya-ku, Tokyo; Representative Director & President: Ujyu Yamazaki; "SKY Perfect Mobile"), a subsidiary of SKY Perfect Communications Inc. engaged in mobile-related business, in early December this year will launch the first full-fledged, SKY PerfecTV!-affiliated, mobile-compatible soccer site, "SKY Perfect Mobile WORLD SOCCER." This site represents the first step in SKY Perfect Mobile's business expansion and is an official site for NTT DoCoMo's i-mode, KDDI's EZweb, and Vodafone's Vodafone live! services.

SKY Perfect Mobile WORLD SOCCER will provide soccer fans with key information on the foreign leagues currently broadcast on SKY PerfecTV (English, Italian, German, French, Dutch, Portuguese, and Scottish leagues), the UEFA Champions League, the J.League, not to mention other overseas leagues (Spanish), the Japanese national soccer team, the L.League, and the FIFA World Club Championships from around the world. The site is also expected to provide mid-game updates and final score bulletins, soccer news, still images, video highlights, as well as detailed game reports and articles before and after games by our team of SKY Perfect commentators renowned for their game commentary.

SKY Perfect Mobile will initially provide a Multimedia Viewer (see attached) for i-mode* newly developed as an application for mobile handsets by ACCESS CO., LTD. (Head Office: Chiyoda-ku, Tokyo; Representative Director & President: Toru Arakawa; "ACCESS"), one of its major shareholders . The Multimedia Viewer seamlessly integrates video content, still images, and text in the one application, and leverages ACCESS' technical capabilities and know-how, enabling users to view video highlights and game commentaries through a simple set of operations. There are future plans for the Multimedia Viewer to also be provided for official EZweb and Vodafone live! sites as well.

In May this year, SKY Perfect acquired the CS broadcasting rights for the 2006 FIFA WORLD CUP GERMANY™, and has decided to broadcast all 64 games free of charge. SKY Perfect Mobile will distribute detailed, real-time information on the qualifying and selection rounds for the 2006 FIFA WORLD CUP GERMANY™ due to be broadcast live by SKY Perfect on December 9, 2005 to the mobile site. There are future plans for other active measures as well, including plans for links with SKY Perfect soccer programs and SKY Perfect BB's soccer segments.

SKY Perfect Mobile was established to facilitate active expansion in the mobile-related business as part of measures to bolster SKY Perfect's multi-platform strategy presented in the Mid-Term Vision (FY05-10) announced in January 2005. Starting with the launch of SKY Perfect Mobile WORLD SOCCER, SKY Perfect Mobile intend to now actively promote plans for mobile content that is linked to broadcasts and provided to mobile phone sites.

* Mobile phone that support the multimedia viewer: FOMA 900 Series, 901 Series, and 700 Series handsets.

* i-mode is a registered trademark of NTT DoCoMo, Inc. EZweb is a registered trademark of KDDI Corporation. Vodafone and Vodafone live! are trademarks or registered trademarks of Vodafone Group Plc. Any other company names or product names contained herein are the trademarks or registered trademarks of their respective owners.

● "SKY Perfect Mobile WORLD SOCCER" Profile

SKY Perfect Mobile WORLDSOCCER

Service provided to	i-mode, EZweb, and Vodafone live!
Service launch	· EZweb and Vodafone live! Scheduled for December 1, 2005 · i-mode Scheduled for December 5, 2005
Information charges	· Text & Still Image Option 210 yen/month (incl. tax) · Rich Content Only Option 105 yen/month (incl. tax) *Only available for EZweb and Vodafone live! · Text, Still Image & Rich Content Option (Full Service) 315 yen/month (incl. tax)
Access method	· i-mode iMENU→Menu List→Sports→Soccer · EZweb EZ Top Menu→Search by category→Sports→Soccer · Vodafone ! Vodafone live!→Menu List→Sports→Soccer

• Sample screen-shot from SKY Perfect Mobile WORLD SOCCER service


SKY Perfect Mobile
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• SKY Perfect Mobile WORLD SOCCER Multimedia Viewer


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To whom it may concern:

November 30, 2005
Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Nikkatsu Corporation Shares

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") announces that at a meeting of the Board of Director held today, it resolved to acquire shares in Nikkatsu Corporation (Head Office: Bunkyo-ku, Tokyo; President and Representative Director: Naoki Sato; "Nikkatsu") from Index Corporation (Head Office: Setagaku-ku, Tokyo; President and Representative Director: Yoshimi Ogawa; "Index").

1. Reason for the acquisition of shares

This decision by SKY Perfect to accept a transfer of part of the total number of shares already issued in Nikkatsu, a subsidiary of Index, is a specific part of SKY Perfect's business partnership with Index, a company with which SKY Perfect formed a capital tie-up in June 2005.

Under the Mid-Term Vision announced in January 2005, SKY Perfect is aiming to strengthen its investments in and relationships with broadcasters as part of efforts to bolster its DTH business expansion and to also strengthen content applications by investing in content production. Not only is Nikkatsu a powerful broadcaster that operates three channels on SKY Perfect's platform (channel NECO, CINEMA-R, and RAINBOW CHANNEL), but it is also one of Japan's oldest and most established motion picture companies that has a track record and know-how in movie production, as well as an extensive library. Through this investment in Nikkatsu, SKY Perfect will further bolster its content-aggregation power, and is also anticipating a multilateral expansion in business centered on movie content, through partnerships in production and investment projects being undertaken by the content investment subsidiary SKY Perfect Well Think Co., Ltd, for example.

Moreover, through multi-layered business partnerships with Index, with whom SKY Perfect has already formed a capital tie-up, SKY Perfect also expects to further promote its Multi-Platform Strategy that involves satellite broadcasting and distribution of content for mobile phones.

2. Corporate profile of Nikkatsu

(1) Company name:	NIKKATSU CORPORATION
(2) Representative:	President & Representative Director, Naoki Sato
(3) Address:	3-28-12 Hongo, Bunkyo-ku, Tokyo
(4) Established:	September 10, 1912
(5) Principle business:	Motion picture planning, production, distribution and promotion, sale and export of movie copyrights, etc.
(6) End of fiscal year:	February each year

(7) No. of employees: 245 (As of February 28, 2005)

(8) Locations:

Nikkatsu Studio; 2-8-12 Somechi, Chofu-shi, Tokyo

Nikkatsu Visual Arts Academy; 2-8-12 Somechi, Chofu-shi, Tokyo

Chubu Office for Satellite Business; #304 Garden Bldg., 1-4-12 Meiekiminami, Nakamura-ku, Nagoya

Kansai Office; 3F ORIX Doujima Bldg. 2-1-31 Doujima, Kita-ku, Osaka

Kyushu Office; Hananoseki Bldg. 4-6-12 Nakasu, Hakata-ku, Fukuoka

Transmission Center; Ropponika Bldg. 9-6-24 Akasaka, Minato-ku, Tokyo

(9) Capital: 3,534,750,000 yen

(10) Total number of shares issued: 70,695,000 shares

(11) Major shareholders: Index Corporation, 74.1%

(12) Operating results:

(Million yen)

	Year Ended Feb. 2004	Year Ended Feb. 2005
Sales	10,769	10,532
Gross Profit on Sales	3,661	3,760
Operating Income	191	192
Recurring Income	204	205
Net Income	68	82
Total Assets	10,177	10,434
Shareholders' Equity	7,896	8,030

3. Corporate profile of Index

(1) Company name: Index Corporation (JASDAQ:4835)

(2) Representative: President & Representative Director, Yoshimi Ogawa

(3) Head office: Carrot Tower, 4-1-1 Taishido, Setagaya-ku, Tokyo

(4) Principle business: Planning, production and distribution of content for mobile phones and development and sale of video technologies and video software.

(5) Relationship with SKY Perfect: SKY Perfect holds 4.69% of the total number of issued shares of Index, and discussions are underway between Index and SKY Perfect in relation to forming concrete business partnerships.

4. No. of shares to be acquired, acquisition price, and stake before and after acquisition

(1) No. of Nikkatsu shares held by SKY Perfect before the transfer: 0 shares (Shareholding: 0%)

(2) No. of Nikkatsu shares to be acquired: 10,605,000 shares (Acquisition price: 1,591 million yen)

(3) No. of Nikkatsu shares held by SKY Perfect after the transfer: 10,605,000 shares (Shareholding: 15.0%)

5. Schedule

November 30, 2005	Resolution on share acquisition
Early December 2005	Conclusion of a share transfer agreement (to be confirmed)
Early December 2005	Date of hand-over of share certificates (to be confirmed)

6. Future outlook

With this share acquisition conducted as a part of specific progress under its Mid-Term Vision, SKY Perfect plans to make Nikkatsu an equity method affiliate. However, the impact of the share acquisition on the consolidated results for the current fiscal year is expected to be minor.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82-5113

To whom it may concern:

November 30, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice of Management Organization Changes

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") announces the following organizational changes as of December 1, 2005.

Organizational changes

1. The CS 110° Sales Promotion Department will be established under the Sales Group.
2. The CS 110° Programming Department will be established under the Programming and Coordination Group.
3. The Public Relations Department and Investor Relations Department that are under the Finance and Control Group will be merged to form the Public Relations and Investor Relations Department.

* Please find attached the organizational chart with these changes included. Please also note that from December 1, 2005, all inquiries and contact from the press or in with regard to investor relations should be directed to the following department:

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.

tional Chart (As of December 1, 2005)



Shareholders' Meeting
Board of Auditors
Auditors
Board of Directors
Compensation Advisory Committee
Candidate Advisory Committee
Governance Advisory Committee
Chairman
Internal Audit Department
President
Management Committee
Information Disclosure Committee
Committee for the Management of Personal Information
ance & Control Group
Finance & Accounting Dept.
Public Relations & Investor Relations Dept.
Programming & Coordination
Programming & Coordination Dept.
CS 110° Programming Dept.
Market Analysis Dept.
Broadcasting Business
Customers Satisfaction Promotion Dept
Broadcasting Business Dept.
Program Information Center
Sales Group
Advertising & Promotion Dept.
Sales Planning & Control Dept.
Sales Dept.
CS 110° Sales promotion Dept.
Business Development
Business Development & Promotion Dept.
Business Investment Dept.
Technology & Development
Broadcasting & Production Technology Dept.
Platform Systems Dept.
Information Technology Dept.
Platform Technology Dept.
Platform Strategy Planning Dept.
Privacy Compliance Dept.
Corporate Planning Dept.
Affiliates Administration Dept.

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

December 2, 2005
SKY Perfect Communications Inc.

Total Registrations and Individual Subscribers as of the end of November 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of November 2005.

SKY Perfect released two strategic products, "SKY PerfecTV! Valuable Pack" and "SKY PerfecTV! Select 15" on December 1, 2005. The number of subscription applications, mainly for "SKY PerfecTV!", is strong so far, recording over 80 thousands as of the date of this release..

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	42,542	31,567
Churn	30,560	25,098
Churn Rate*3	9.2%	8.8%
Net Increase	11,982	6,469
Cumulative Total	**3,984,218**	**3,432,420**

* The total column shows the summed-up figure of "SKY PerfecTV!", "SKY PerfecTV! 110" and "Multichannel broadcasting service through HIKARI PerfecTV!"

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	25,967	24,431
Churn	25,418	23,514
Churn Rate*3	8.2%	8.7%
Net Increase	549	917
Cumulative Total	**3,710,164**	**3,231,201**
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	16,241	6,855
Churn	5,115	1,557
Churn Rate*3	23.6%	9.7%
Net Increase	11,126	5,298
Cumulative Total	**271,049**	**198,448**
Multichannel broadcasting service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	334	281
Churn	27	27
Churn Rate*3	12.0%	12.9%
Net Increase	307	254
Cumulative Total	**3,005**	**2,771**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

The breakdown of properties that have approved HIKARI PerfecTV! and properties receiving the service as of November 30, 2005.

HIKARI PerfecTV!	Properties that have approved service provision*4	Properties currently receiving service*5
Number of properties	445	305
Number of households*6	48,069	20,018

*4 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

To whom it may concern:

December 19, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

HIKARI PerfecTV! and On Demand TV Commence Joint Field Trials for VOD Service to Condominiums

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and On Demand TV, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroshi Kajiwara; "On Demand TV") today jointly issued the attached press release regarding the commencement of field trials (involving verification testing in actual environments) over shared internet circuits in condominiums, with a view to the joint sale of a VOD (video-on-demand) service for condominium buildings.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

On Demand TV

News Release

December 19, 2005
OptiCast Inc.
On Demand TV, Inc.

HIKARI PerfecTV! and On Demand TV Launch Joint Field Trials for VOD Service to Condominiums

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuro Saitoh; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and On Demand TV, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroshi Kajiwara; "On Demand TV") have commenced field trials (involving verification testing in actual environments) over shared internet circuits in condominiums, with a view to the joint sale of a VOD (video-on-demand) service for condominium buildings.

In March 2005, OptiCast and On Demand TV concluded a joint sales agreement covering the HIKARI PerfecTV!, multi-channel pay TV service that operates over optical fiber and is part of SKY Perfect's multi-platform strategy, and On Demand TV's VOD Service that allows subscribers to enjoy their favorite movies anytime they want. Network configurations and circuit quality measurement technology was subsequently tested under laboratory conditions, and now, with the conclusion of that testing, the companies will commence joint field trials in actual condominium buildings to verify the quality of on-premises networks and upper-layer circuits and to survey actual user usage trends, with a view to the launch of a commercial service.

These field trials will run up until February 2006, with service due to be launched after the field trials are complete.

- **Site of field trials**
  Ten condominium buildings in the Tokyo Metropolitan

- **Planned field trial period**
  To be progressively rolled out from late-December 2005 onwards

《Media inquiries》

- Public Relations and Investor Relations Department
  SKY Perfect Communications Inc.
  TEL: 03-5468-9400 FAX: 03-5468-9399

- Public Relations Department
  On Demand TV, Inc.
  Contacts: Masayoshi Takezaki or Naomi Waki
  TEL: 03-6811-6182 e-mail: info@ondemandtv.co.jp

(Please note that the contact telephone number for On Demand TV has changed due to the relocation of its premises on December 19, 2005.)

SKY Perfect Communications Inc.

News Release

To whom it may concern:

December 19, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

New Company to Distribute Sports Footage

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President: Hajime Shigemura), Tokyo Broadcasting System, Inc. (Head Office: Minato-ku, Tokyo; President: Hiroshi Inoue) and Index Corporation (Head Office: Setagaya-ku, Tokyo; President: Yoshimi Ogawa) have today jointly issued the attached press release regarding the launch of a new company that will distribute sports footage via the Internet and to mobile phones.

The impact of the launch of the new company on the consolidated results for the current fiscal year is expected to be minor.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

TBS index SKY PerfecTV!

News Release

December 26, 2005

Tokyo Broadcasting System, Inc. (TSE, First Section: 9401)
Index Corporation (JASDAQ: 4835)
SKY Perfect Communications Inc. (TSE, First Section: 4795)

New Company to Distribute Sports Footage

Tokyo Broadcasting System, Inc. (President: Hiroshi Inoue; Head Office: Minato-ku, Tokyo), Index Corporation (President: Yoshimi Ogawa; Head Office: Setagaya-ku, Tokyo) and SKY Perfect Communications Inc. (President and Representative Director: Hajime Shigemura; Head Office: Shibuya-ku, Tokyo) have reached a basic agreement to establish a new company to distribute sports footage. Nippon Television Network Corporation, Fuji Television Network, Inc., TV Asahi Corporation and TV TOKYO Corporation are now invited to participate in the formation of the new company, with final arrangements for establishment now underway.

[Objectives of the New Company]
The growing use of the Internet and mobile devices has diversified opportunities for obtaining information about sport. Recognizing this, the companies investing in this new venture will contribute their business resources, including accumulated sports information, expertise in sports rights business and Internet and mobile business development capabilities, so that the new company will offer viewers and users a new means of enjoying sports through sports coverage on television and other services linked with mobile and Internet services. In so doing, the new company will aim to cultivate new markets.

In the foreseeable future, the new company will be offering footage of the 2006 FIFA World Cup™. The transmission rights via IP for this event are owned by Index Corporation. After that, in collaboration with broadcasters, it will acquire and use transmission rights of a range of sports footage. A rich array of sports information will be available to PC or mobile terminal users from their preferred location via Internet and mobile services.

[Profile of the New Company]
Capital: 70 million yen (planned)
Establishment: January 2006 (scheduled)
Representative: Designated by Tokyo Broadcasting System, Inc. (planned)
Commencement of the service: Spring 2006 (scheduled)
* Investment ratios and other details will be subject to an agreement among participating companies.

Corporate profile of Tokyo Broadcasting System, Inc.
Corporate name: Tokyo Broadcasting System, Inc. (Tokyo Stock Exchange, First Section: 9401)
Head office address: 5-3-6 Akasaka, Minato-ku, Tokyo 107-8006
Established: May 1951
Capital: 54,654,420,000 yen (As of November 30, 2005)
Representative: President, Hiroshi Inoue
Principle business: General broadcasting (television broadcasting) in accordance with the Broadcasting Law and other broadcasting
Production and sale of broadcast content and video software
Telecommunications services
Television broadcasting on Channel 6: JORX-TV
URL: www.tbs.co.jp

Corporate profile of Index Corporation
Corporate name: Index Corporation (JASDAQ: 4835)
Head office address: Carrot Tower, 4-1-1 Taishido, Setagaya-ku, Tokyo 154-0004
Established: September 1995
Capital: 25,715 million yen (As of October 31, 2005)
Representative: President and Representative Director, Yoshimi Ogawa
Principle business: Operation of a media service business that offers content and solutions by linking mobile and other media for the ubiquitous society
URL: www.indexweb.co.jp

Corporate profile of SKY Perfect Communications Inc.
Corporate name: SKY Perfect Communications Inc. (Tokyo Stock Exchange, First Section: 4795)
Head office address: 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326
Established: November 1994
Capital: 50,083 million yen (As of September 30, 2005)
Representative: President and Representative Director, Hajime Shigemura
Principle business: Platform operator business centered on "SKYPerfecTV!" digital satellite broadcasting and "SKYPerfecTV! 110" CS 110-degree digital satellite broadcasting
URL: www.skyperfectv.co.jp

Tokyo Broadcasting System, Inc.
http://www.tbs.co.jp
Public Relations Department: Kon
TEL: 03-5571-2260

Index Corporation
www.indexweb.co.jp
Public Relations Department: Higuchi, Hattori, Hori (press@indexweb.co.jp)
TEL: 03-5779-5705
FAX: 03-5779-5081

SKY Perfect Communications Inc. http://www.skyperfectv.co.jp
Public Relations and Investor Relations Department: Niimoto, Toh
TEL: 03-5468-9400

To whom it may concern: December 26, 2005

FILE No. 82—5113

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Multichannel Broadcasting Service Employing Optical Fiber Networks, Establishment of a Sales Company for HIKARI PerfecTV! --Towards a Fusion of Broadcasting and Communications--

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce, jointly with its wholly-owned subsidiary OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuroh Saito; "OptiCast"), Nippon Telegraph and Telephone East Corporation (Head Office: Shinjuku-ku, Tokyo; President and Representative Director: Toyohiko Takabe; "NTT East"), and Nippon Telegraph and Telephone West Corporation (Head Office: Osaka-shi, Osaka; President and Representative Director: Shunzo Morishita: "NTT West"), the establishment of and equity participation in a new company that will be responsible for sales of HIKARI PerfecTV!*, the multichannel broadcasting service and the retrsansmission service of the terrestrial/BS broadcasting using optical fiber networks provided by OptiCast. Details of the announcement are provided in Attachment 1.

The impact of the launch of our service on the consolidated results for the current fiscal year is expected to be minor. Further information on the effect on consolidated performance for the period ending March 2007 will be provided when the estimate of consolidated profit and loss for the same period is announced.

Attachment 2 provides details on the expansion of the service area of HIKARI PerfecTV! for
r------ purposes

* Since February 2004, OptiCast has been phasing in the multichannel broadcasting service HIKARI PerfecTV!, using the optical fiber networks of NTT East, NTT West and other companies. The service is provided in an increasing number of areas.

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Attachment 1)

SKY Perfect Communications Inc.

OptiCast Inc.

Nippon Telegraph and Telephone East Corporation

Nippon Telegraph and Telephone West Corporation

Press Release

December 26, 2005

Multichannel Broadcasting Service Utilizing Optical Fiber Netwoks,
Establishment of a Sales Company of HIKARI PerfecTV!
--Towards a Fusion of Broadcasting and Communications--

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Tatsuroh Saito; "OptiCast"), a wholly-owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), Nippon Telegraph and Telephone East Corporation (Head Office: Shinjuku-ku, Tokyo; President and Representative Director: Toyohiko Takabe; "NTT East"), and Nippon Telegraph and Telephone West Corporation (Head Office: Osaka-shi, Osaka; President and Representative Director: Shunzo Morishita; "NTT West") have today agreed on establishment and equity participation in a new company that will be responsible for the sales of HIKARI PerfecTV!*, the multichannel broadcasting service and the retransmission service of terrestrial/BS broadcasting using optical fiber networks provided by OptiCast.

Notes

1. Background

The broadband market is rapidly expanding, with optical service now easily exceeding DSL service in terms of net increase. Meanwhile, the market is witnessing an increasing fusion of services including that of communications and broadcasting.

In this environment, the NTT Group announced a mid-term management strategy in November 2004, in which the Group would aim to acquire 30 million users of the optical access service and the

next generation network service by FY2010.

SKY Perfect Group has formed the largest conglomerate in pay TV business and has the goal of acquiring eight million subscriptions to services related to SKY Perfect by FY2010, to provide consumers with versatile content services.

Today, NTT East and NTT West ("NTT East and West"), which is focusing on the distribution and expansion of B FLET'S (Fiber To The Home Internet service) and Hikari Denwa (IP telephone service), and the SKY Perfect Group, which operates a multichannel pay TV service with some four million users, have joined hands to further distribute and expand the triple-play service made possible by the fusion of broadcasting and communications. The companies have decided to establish a new company to take responsibility for the sales and management of HIKARI PerfecTV!

2. Business of the New Company

The new company will develop the sales of HIKARI PerfecTV!, aided by the cooperative relationship between SKY Perfect Group and NTT East and West.

In addition, the companies will further accelerate the distribution of the optical access service and the multichannel broadcasting service, employing their accumulated sales know-how.

3. Business Strategy of the New Company

Initially, sales activities will be directed at condominiums.

A service for detached houses in which the triple-play service is delivered via a single optical fiber—currently being development by OptiCast with a view to distribution—is scheduled for release in spring 2006.

4. Profile of the New Company

(1) Company name: OptiCast Marketing Inc.

(2) Representative: Masao Nito * Appointment commencing in January 2006
(Currently Managing Director of SKY Perfect Communications Inc.)

(3) Address: 2-16-1 Shibuya, Shibuya-ku, Tokyo

(4) Established: December 19, 2005 (The Sales Dept. of OptiCast has been spun off as a company)

(5) Principle business: To acquire subscriptions to a broadcasting service using optical fiber networks

(6) End of fiscal year: March each year

(7) Number of employees: 50 (Forecasted for the end of January 2006)

5. Schedule

OptiCast Marketing Inc. will issue new stock on January 25, 2006, which will be underwritten by OptiCast, NTT East and NTT West. The business is scheduled to get fully underway in February.

6. Changes to OptiCast Marketing Shares

	Current Situation	After New Share Issue
Capital	25 million yen	3,700 million yen (Capital: 1,862,5 million yen; Capital reserve: 1,837.5 million yen)
Total number of shares issued	500 shares	74,000 shares
Shareholders (Share of Voting Rights)	OptiCast: 500 shares (100%)	OptiCast: 37,740 shares (51%) NTT East: 25,160 shares (34%) NTT West: 11,100 shares (15%)

* For any inquiries on this matter please contact:

Public Relations and Investor Relations Department

SKY Perfect Communications Inc.

Contacts: Niimoto or Toh TEL: 03-5468-9400

Marketing and Customer Service Department, Consumer Business Headquarters

Nippon Telegraph and Telephone East Corporation (NTT East)

Contact: Kato TEL: 03-5359-7550

Broadband Application Services Department, Broadband Services Promotion Headquarters

Nippon Telegraph and Telephone West Corporation (NTT West)

Contact: Ono TEL: 06-4793-8710

(Reference)

Profile of Companies

1. SKY Perfect Communications

(1) Corporate name: SKY Perfect Communications Inc.

(2) President and Representative Director: Hajime Shigemura

(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Established: November 10, 1994

(5) Principle business: Operation of a platform business with CS digital broadcasting SKY PerfecTV!

(6) Capital: 50,083 million yen

(7) Major Shareholders: Sony Broadcast Media Co., Ltd. (12.48%), Fuji Television Network, Inc. (12.48%), Itochu Corporation (12.48%)

2. OptiCast

(1) Corporate name: OptiCast Inc.

(2) President and Representative Director: Tatsuro Saitoh

(3) Address: 2-16-1 Shibuya, Shibuya-ku, Tokyo

(4) Established: June 2, 2003

(5) Principle business: a broadcasting business employing optical fiber networks

(6) Capital: 2,480 million yen

(7) Shareholder: SKY Perfect Communications Inc. (100%)

3. NTT East

(1) Corporate name: Nippon Telegraph and Telephone East Corporation

(2) Address: 3-19-2 Nishi-shinjuku, Shinjuku-ku, Tokyo

(3) Established: July 1, 1999

(4) Principle business: Regional telecommunications business*2 in Eastern Japan*1 and peripheral operations, other businesses to achieve the Company objectives and businesses that utilize the main business

*1 Hokkaido, Aomori, Iwate, Miyagi, Akita, Yamagata, Fukushima, Ibaraki, Tochigi, Gunma, Saitama, Chiba, Tokyo, Kanagawa, Niigata, Yamanashi and Nagano

*2 Telecommunications service related to telephone calls within the prefecture including telephone, leased-line, and general digital communications

(5) Capital: 335 billion yen

(6) Shareholder: Nippon Telegraph and Telephone Corporation (100%)

4. NTT West

(1) Corporate name: Nippon Telegraph and Telephone West Corporation

(2) Address: 3-15 Banba-cho, Chuo-ku, Osaka

(3) Established: July 1, 1999

(4) Principle business: Regional telecommunications business*4 in Western Japan*3 and peripheral operations, other businesses to achieve the Company objectives and businesses that utilize the main business

*3 Toyama, Ishikawa, Fukui, Gifu, Shizuoka, Aichi, Mie, Shiga, Kyoto, Osaka, Hyogo, Nara, Wakayama, Tottori, Shimane, Okayama, Hiroshima, Yamaguchi, Tokushima, Kagawa, Ehime, Kochi, Fukuoka, Saga, Nagasaki, Kumamoto, Oita, Miyazaki, Kagoshima and Okinawa

*4 Telecommunications service related to telephone calls within the prefecture including telephone, leased-line, and general digital communications

(5) Capital: 312 billion yen

(6) Shareholder: Nippon Telegraph and Telephone Corporation (100%)

(Attachment 2)

Expansion of the Service Area of OptiCast's HIKARI PerfecTV!

OptiCast Inc. has completed the alteration and registration of the wired broadcasting business based on the Law Concerning Broadcast on Telecommunications Services at the Ministry of Internal Affairs and Communications, and commenced the paid multichannel pay TV service, HIKARI PerfecTV!, in the areas indicated below.

Notes

Areas where Service Commenced on December 1

- Kanagawa All of Tsuzuki-ku and Aoba-ku, Yokohama-shi
  Parts of Midori-ku, Yokohama-shi
- Hyogo All of Ashiya-shi
  Parts of Nishinomiya-shi and Takarazuka-shi

Areas where Service Commenced on December 25

- Tokyo All of Mitaka-shi, Fuchu-shi, Chofu-shi, Komae-shi, Koganei-shi and Musashino-shi
  Parts of Kunitachi-shi, Kokubunji-shi, Kodaira-shi and Nishitokyo-shi
- Chiba All of Urayasu-shi and Ichikawa-shi
  Parts of Funabashi-shi
- Aichi All of Chikusa-ku and Meito-ku, Nagoya-shi
  Parts of Moriyama-ku, Higashi-ku, Showa-ku, Mizuho-ku and Tempaku-ku, Nagoya
  Parts of Nisshin-shi

To whom it may concern: January 5, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of December 2005

--Total registrations exceed 4.0 million and individual subscribers top 3.5 million in the tenth year following the commencement of broadcasting services--

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of December 2005. The number of newly accepted applications has topped 100 thousand for the first time since May 2002, when it increased on the strength of demand leading to the opening of the 2002 FIFA World Cup™. For SKY PerfectTV!, the numbers of total registrations and individual subscribers exceeded 4.0 million and 3.5 million, respectively, in the tenth year following the commencement of broadcasting in October 1996.

With full digitization (digital broadcasting commenced on December 1, 2005) at Cable television Adachi Corporation (Head Office: Adachi-ku, Tokyo; President and Representative Director: Youichi Ooe; SKY Perfect's stake: 77.29%; "CTA"), SKY Perfect includes the number of subscribers for the multichannel broadcasting service on CTA (total registrations: 39,402; individual subscribers: 38,617) as other wired broadcasting services in the announcement for this month onwards. As there are more multichannel broadcasting services via wired transmission paths such as optical fiber networks and cable television, SKY Perfect will report figures for Direct to Home ("DTH") and wired broadcasting services as shown below.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	119,312	92,729
Churn	28,678	23,710
Churn Rate*3	8.6%	8.3%
Net Increase	90,634	69,019
Cumulative Total	**4,074,852**	**3,501,439**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	53,131	42,448
Churn	22,938	22,459
Churn Rate*[3]	7.4%	8.3%
Net Increase	30,193	19,989
Cumulative Total	**3,740,357**	**3,251,190**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	25,542	10,425
Churn	5,705	1,216
Churn Rate*[3]	25.3%	7.4%
Net Increase	19,837	9,209
Cumulative Total	**290,886**	**207,657**
Cumulative Total of DTH Services	**4,031,243**	**3,458,847**

Multichannel Broadcasting Service through HIKARI PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	1,237	1,239
Churn	35	35
Churn Rate*[3]	14.0%	15.2%
Net Increase	1,202	1,204
Cumulative Total	**4,207**	**3,975**
Other Wired Broadcasting Services*[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	39,402	38,617
Churn	—	—
Churn Rate*[3]	—	—
Net Increase	39,402	38,617
Cumulative Total	**39,402**	**38,617**
Cumulative Total of Wired Broadcasting Services	**43,609**	**42,592**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding HIKARI PerfecTV! The figure shows the total number of subscribers of CTA migrated over to digital broadcasting format as of the end of December 2005 after CTA commenced full digital broadcasting on December 1, 2005.

The breakdown of properties that have approved HIKARI PerfecTV! and properties receiving [illegible] as of December 31, 2005.

HIKARI PerfecTV!	Properties that have approved service provision*5	Properties currently receiving service*6
Number of properties	448	373
Number of households*7	51,325	22,989

*5 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*6 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*7 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

January 13, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Concessions for Victims of Heavy Snowfalls in Relation to February Billing Amounts

SKY Perfect Communications Inc., together with the 109 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The impact of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please contact:

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

January 13, 2006

News Release

Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for Victims of Heavy Snowfalls in Relation to February Billing Amounts

The 109 satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) have decided to offer concessions to subscribers living in municipalities in Nagano Prefecture and Niigata Prefecture where the Disaster Relief Act has been applied in the wake of damage caused by heavy snowfalls. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV!110" would be exempt from paying their February bill (basic monthly fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV!110" including the fee for PPV programs, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by the damage caused by the heavy snowfalls.

Details

1. Applicable areas (As of January 10, 2006)
   (1) Municipalities in Nagano Prefecture and Niigata Prefecture where the Disaster Relief Act has been applied.

   Niigata: Tokamachi-shi, Myoko-shi, Minamiuonuma-shi, Yuzawa-machi, Tsunan-machi, Uonuma-shi, and Joetsu-shi

   Nagano: Iiyama-shi, Hakuba-mura, Otari-mura, Kijimadaira-mura, Nozawa Onsen-mura, Shinano-machi, and Sakae-mura

   (2) Where it is deemed that damage has been incurred similar to that in the aforementioned areas as a result of heavy snowfalls.

2. Breakdown of the applicable fees

   Basic monthly fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV!110" including the fee for PPV programs, and the monthly fee for the program guide.

   * Amounts will vary according to the subscription details of each subscriber.

3. Customer inquiries

   TEL: 0120-085-550 (10:00 - 20:00, 365 days a year)

---

* Media inquiries:

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Summary English Translation)

SKY PerfecTV!

Consolidated Business Results of Third Quarter for the year ending March 2006

January 25, 2006

Company Name: SKY Perfect Communications Inc.
Code No. 4795 Tokyo Stock Exchange 1st Section
(URL http://www.skyperfectv.co.jp)

Representative: Hajime Shigemura, President and Representative Director

For any inquiries please call: Katsunori Suzuki
General Manager of Finance & Accounting Dept.
TEL: (03)5468-7800

1. Matters Relating to the Preparation, etc. of the Quarterly Business Results

① Difference between Accounting Treatment and Recognition Methods for the Most Recent Consolidated Fiscal Year: None

② Changes in Application of Consolidation and Equity Method:

Consolidated (new): 3 Equity Method (new): 1
(excluded): 0 (excluded): 0

2. Business Results for the Third Quarter of the Year Ending March 2006 (from April 1, 2005 through December 31, 2005)

(1) Progress of Business Results (Consolidated)

(amounts less than one million yen have been rounded off)

	Operating Revenue		Operating Income		Ordinary Income		Net Income for the Current Quarter (Current Period)	
	(Million yen)	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*	*(Million yen)*	*(%)*
Third quarter of the year ending March 2006	61,585	10.8	-1,400	-	-1,074	-	-756	-
Third quarter of the year ended March 2005	55,589	3.0	2,988	-12.6	3,635	-8.1	3,674	1.2
(Reference) Year ended March 2005	74,016	2.1	2,826	-31.9	3,681	-24.1	3,709	-15.4

	Net Income per Share	Net Income per Share (fully diluted)
	(yen)	(yen)
Third quarter of the year ending March 2006	-351.34	-
Third quarter of the year ended March 2005	1,620.43	1,618.94
(Reference) Year ended March 2005	1,630.78	1,629.52

(Note) Percentages appearing under Operating Revenue, Operating Income, Ordinary Income and Net Income for the Current Quarter represent the ratio of increase/decrease compared to the same quarter of the prior year. Net Income per Share (fully diluted) for the third quarter of the year ending March 2006 has not been included since net loss has been posted for the relevant quarter.

(Million yen)

Classification of Business Services, etc.	Previous Fiscal Year (Consolidated)						Current Fiscal Year (Consolidated)			
	First Quarter	Second Quarter	Third Quarter	Total of First Three Quarters	Fourth Quarter	Full Year	First Quarter	Second Quarter	Third Quarter	Total of First Three Quarters
Customer management business and promotion of digital broadcasting	12,158	12,203	12,023	36,385	12,222	48,608	12,536	12,676	12,524	37,737
Business relating to broadcasting of programs	2,465	2,481	2,407	7,354	2,414	9,768	2,282	2,306	2,219	6,809
Other platform-related businesses	4,153	3,683	4,011	11,849	3,790	15,640	5,535	5,686	5,817	17,039
Total	18,777	18,369	18,442	55,589	18,427	74,016	20,354	20,669	20,561	61,585

To whom it may concern:

January 25, 2006

FILE No.
82-5113

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Revision to Forecast of Business Results for the Fiscal Year Ending March 2006
And Summary of Business Results for 3Q/FY2005 (Supplement)

1. Subscriber Addition and Churn of 3Q/FY 2005

(Thousands of people)

		1-3Q /FY04	1-3Q /FY05	Difference	3Q/ FY04	3Q/ FY05
Total Sub. Net Addition		121	251	131	43	117
	SKY PerfecTV!	69	121	52	19	36
	SKY PerfecTV! 110	52	88	36	24	40
	HIKARI PerfecTV!	-	3	3	-	2
	Other wired services	-	39	39	-	39
Total Sub. at Period End		3,767	4,075	308	3,767	4,075
	SKY PerfecTV!	3,592	3,740	148	3,592	3,740
	SKY PerfecTV! 110	175	291	116	175	291
	HIKARI PerfecTV!	-	4	4	-	4
	Other wired services	-	39	39	-	39
New Individual Sub.		314	407	93	104	160
	SKY PerfecTV!	273	304	31	86	96
	SKY PerfecTV! 110	41	61	20	18	23
	HIKARI PerfecTV!	-	3	3	-	2
	Other wired services	-	39	39	-	39
Number of Individual Churn		232	216	-16	79	76
	SKY PerfecTV!	222	202	-20	75	71
	SKY PerfecTV! 110	10	14	4	4	5
	HIKARI PerfecTV!	-	0	0	-	0
	Other wired services	-	-	-	-	-
Individual Sub. Net Addition		82	191	109	25	84
	SKY PerfecTV!	52	102	51	10	25
	SKY PerfecTV! 110	31	47	16	15	18
	HIKARI PerfecTV!	-	3	3	-	2
	Other wired services	-	39	39	-	39
Individual Sub. at Period End		3,265	3,501	237	3,265	3,501
	SKY PerfecTV!	3,119	3,251	132	3,119	3,251
	SKY PerfecTV! 110	146	208	62	146	208
	HIKARI PerfecTV!	-	4	4	-	4
	Other wired services	-	39	39	-	39
Individual Churn Rate (%)		9.6%	8.4%	-1.1	9.7%	8.8%
	SKY PerfecTV!	9.6%	8.4%	-1.1	9.7%	8.8%
	SKY PerfecTV! 110	10.2%	9.8%	-0.4	10.2%	10.1%
	HIKARI PerfecTV!	-	8.5%	-	-	9.5%
	Other wired services	-	-	-	-	-

- With the launch of the SKY PerfecTV! free antenna installation campaign from April to December and the SKY PerfecTV! rental service for set-top boxes from June and the commencement of full digital broadcasting by Cable television Adachi Corporation in December factored into subscriber numbers, the number of new individual subscribers for this period increased by 407 thousand, which is an increase of 93 thousand over the same time last year.

- Moreover, with the factors including the churn prevention measures by our customer service center now in full swing, the churn rate for the period saw steady improvement, 1.1 points better compared to the same time last year to 8.4%.

- As a result, the total number of subscriptions as of the end of the third quarter of the year ending March 2006 and the cumulative number of individual subscribers topped 4 million and 3.5 million, respectively.

2. Business Results

Financial Summary (April 1, 2005 – December 31, 2005)

(Millions of Yen)

Consolidated	1-3Q /FY04	1-3Q /FY05	Difference	Difference (%)	3Q/ FY04	3Q/ FY05
Revenues	55,589	61,585	5,996	10.8%	18,442	20,561
Operating Income (Loss)	2,988	-1,400	-4,388	-146.9%	-171	-976
Ordinary Income	3,635	-1,074	-4,709	-129.6%	35	-966
Net Income (Loss)	3,674	-756	-4,431	-120.6%	263	-433
Total Assets	127,932	127,754	-177	-0.1%	127,932	127,754
Total Shareholder's Equity	98,814	92,136	-6,678	-6.8%	98,814	92,137
Cash Flow from Operating Activities	1,575	-551	-2,126	-135.0%	-3,516	-3,257
Cash Flow from Investing Activities	-13,126	5,403	18,530	-141.2%	511	10,660
Cash Flow from Financing Activities	-1,467	-2,492	-1,025	69.9%	-65	-209
Cash and Cash Equivalents at the Period-End	32,922	34,599	1,676	5.1%	32,922	34,599

Non-Consolidated	1-3Q /FY04	1-3Q /FY05	Difference	Difference (%)	3Q/ FY04	3Q/ FY05
Revenues	54,053	55,683	1,630	3.0%	17,985	18,550
Operating Income (Loss)	3,576	406	-3,169	-88.6%	119	-216
Ordinary Income	4,315	951	-3,363	-78.0%	356	-74
Net Income (Loss)	4,182	1,320	-2,861	-68.4%	549	404
Total Assets	123,310	121,251	-2,058	-1.7%	123,310	121,251
Total Shareholder's Equity	100,484	96,200	-4,283	-4.3%	100,484	96,200

- With the number of subscribers continuing to rise steadily and the increase in the number of consolidated subsidiaries, revenues were up 10.8% compared to the same period of the previous year on a consolidated basis and also up 3.0% on a non-consolidated basis.

- In terms of profit and loss, this quarter saw an increase in operating expenses, primarily in costs for this period only, with the increase in subscriber acquisition costs associated with the increase in the number of new individual subscribers and campaigns being run, the increase in costs associated with the full-scale deployment of the HIKARI PerfecTV! service, and the costs associated with the establishment of SKYPerfect Marketing Co., Ltd. On a consolidated basis therefore, the Company recorded an operating loss of 1,400 million yen, an ordinary loss of 1,074 million yen, and a net loss this period of 756 million yen.

- With regard to consolidated cash flows, cash flow from operating activities was down compared to the same time last year to -551 million yen, due to the Company posting a net loss before tax adjustments for the period. Cash flow from investing activities increased to 5,403 million yen with the sale and redemption of securities, while cash flow from financing activities came in at -2,492 million yen as a result of the acquisition of treasury stock. As a result, the balance of cash and cash equivalents at the end of the period was down 1,676 million yen from the same time the previous year to 34,599 million yen.

3. Revision of Business Result Forecast for Fiscal Year Ending March 2006

(from April 1, 2005 to March 31, 2006)

(Millions of Yen)

	FY05 Privious Forecast*	FY05 Revised Forecast	Difference	Difference (%)	Business Result FY04
New Individual Sub. (thousands)	540	540	-	-	432
Individual Sub. Net Addition (thousands	248	248	-	-	128
Individual Sub. at Period End (thousand	3,558	3,558	-	-	3,310
Total Sub. at Period End (thousands)	4,071	4,110	39	1.0%	3,823
Individual Churn Rate (%)	8.5%	8.5%	-	-	9.4%
Consolidated Revenues	84,000	82,500	-1,500	-1.8%	74,016
Consolidated Ordinary Income	300	0	-300	-100.0%	3,681
Consolidated Net Income	300	500	200	66.7%	3,709
Non-Consolidated Revenues	75,500	74,500	-1,000	-1.3%	71,881
Non-Consolidated Ordinary Income	3,800	3,500	-300	-7.9%	4,677
Non-Consolidated Net Income	3,700	3,900	200	5.4%	4,532

* Based on outlooks provided in the "Forecast for Fiscal Year Ending March 2006", part of the "Summary of Business Results for 1st Half of Fiscal Year 2005"(Consolidated) released on October 26, 2005.

- Based on these third-quarter results, the full-year results forecasts have been revised from that previously announced on October 26, 2005.

- In terms of new individual subscribers, the increase in numbers is expected to continue on into the second half of the year with new subscriptions for SKY PerfecTV!, SKY PerfecTV! 110, and wired services expected to be 540 thousand, as was previously forecast. Moreover, given that the churn rate is performing well at 8.4% in third-quarter results, the churn rate forecast for the year will remain at 8.5%.

- In terms of revenues, full-year revenues on a non-consolidated basis have been revised downward from the previous forecast of 75,500 million yen to 74,500 million yen in light of the figures on subscription fees and income from own content. Meanwhile, full-year revenues on a consolidated basis have also been downwardly revised from the previous forecast of 84,000 million yen to 82,500 million yen to account for the business performance and progress of the Company's subsidiary, OptiCast Inc.

- In terms of profit and loss, given the results up to the third quarter, forecasts for non-consolidated ordinary income and net income have been revised to 3,500 million yen and 3,900 million yen, respectively, in spite of the fact that marketing cost effectiveness is expected to improve in the fourth quarter as campaigns come to an end. (Previous forecasts were 3,800 million yen and 3,700 million yen respectively.) On a consolidated basis, forecasts for ordinary income and net income will also be revised to 0 million yen and 500 million yen, respectively (previously both forecast to be 300 million yen), in light of non-consolidated profit and loss performance.

(Note)

Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please contact:
Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

Financial Summary of 3Q/FY2005 and Our Business Strategy

SKY PerfecTV!

January 2006

SKY Perfect Communications Inc.

Number of New Subscribers and Churn Rate

(1Q-3Q 2005)

Improve in the number of new subscribers and churn rate in all months from the same period of previous year


(Thousands)
120
100
80
60
40
20
0
11.0%
9.0%
7.0%
5.0%
3.0%
1.0%
-1.0%
9.6%
9.7%
10.2%
9.3%
9.0%
9.3%
10.1%
9.0%
10.0%
8.6%
8.2%
8.0%
8.4%
8.1%
8.6%
9.6%
8.8%
8.3%
93
Commencement of antenna fee installation campaign
Commencement of rental service of set-top boxes
End of NBP baseball season
Full digitization in CTA (39 thousands)
37
47
33
44
34
36
34
43
35
37
37
40
30
36
29
32
44
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Number of new subscribers FY04
Number of new subscribers FY05
Churn rate (individual subscribers) FY04
Churn rate (individual subscribers) FY05

Financial Summary (Consolidated/Non-Consolidated) and Our Group

SKYPerfect Marketing Co., Ltd. (51.0%) STB rental service business

Data Network Center Corporation (51.0%) Customer management business

SKY Perfect Well Think Co., Ltd (100.0%) Content development and investment business

*Solid line: consolidated company
*Dotted line: Equity-Method Affiliates
*Red line: Addition during 1-3Q

System Create Inc. (32.3%) CD-ROM Distributing Business

SPORTS Broadcasting Corporation (15.0%) Broadcasting Business

	Consolidated	Non-Consolidated	Difference
Revenues	61,585	55,683	5,902
Operating Profit	-1,400	406	-1,806
Ordinary Income	-1,074	951	-2,025
Net Income	-756	1,320	-2,076
Total Assets	127,754	121,251	6,503
Shareholders' Equity	92,136	96,200	-4,064

OptiCast Inc. (100.0%) Content distribution Business via telecommunications carriers' facilities

OptiCast Marketing Inc. (100.0%→51.0%) Contract agency business for broadcasting

Samurai TV Inc. (80.3%)
CS Now Corporation (100%)
Multi Channel Entertainment Inc. (90.0%)
Pay Per View Japan, Inc. (65.0%)
Broadcasting Business

SKY Perfect Mobile, Inc. (51.0%) Content distribution business for mobile phone

Cable television Adachi Corporation (77.3%) CATV

Information Network Koriyama Inc. (66.7%) Content distribution business via telecommunications carriers' facilities

Section I

Financial Summary of 3Q/FY2005

Summary of Consolidated Statement of Income

Consolidated Statements of Income (Millions of Yen)

	FY04 1~3Q	FY05 1~3Q	Difference	FY03 3Q	FY05 3Q	Difference
Individual Gross Addition (thousands)	314	407	+93	104	160	+56
Individual Sub. at FY-End (thousands)	3,265	3,501	+236	3,265	3,501	+236
Revenues:	55,589	61,585	+1,600	18,442	20,561	+2,119
Subscriber-Related Revenues	36,385	37,737	+1,352	12,023	12,254	+231
Transmission-Related Revenues	7,354	6,809	-545	2,407	2,219	-188
Other Fees and Revenues	11,849	17,039	+5,190	4,011	5,817	+1,806
Operating Expenses	52,601	62,986	+2,031	18,614	21,539	+2,925
Operating Income	2,988	-1,400	-4,388	-171	-976	-805
Ordinary Income	3,635	-1,074	-4,709	35	-966	-1,001
Net Income	3,674	-756	-4,430	263	-433	-696
Retained Earnings	5,875	3,514	-2,361	5,875	3,514	-2,361
Total Dealing Amount of Subscription Fees and Others	102,426	104,393	+1,967	33,696	34,627	+931
EBITDA	5,797	2,489	-3,308	952	814	-138
EBITDA Margin	10.4%	4.0%	-6.4	5.2%	4.0%	-1.2

ARPU(CS124/128+CS110)

Subscription Fees per Subscriber (Yen)


3,629
3,597
3,505
3,446
3,496
3,495
3,408
04/1Q
04/2Q
04/3Q
04/4Q
05/1Q
05/2Q
05/3Q
Basic Fee/Unit
Monthly Fee/Unit
PPV Fee/Unit
Revenues from Own Program

Subscriber-Related Revenues per Subscriber (Yen)


1,452
1,422
1,395
1,384
1,405
1,391
1,366
04/1Q
04/2Q
04/3Q
04/4Q
05/1Q
05/2Q
05/3Q
Basic Fee/Unit
Monthly Commision/Unit
PPV Commision/Unit
Revenues from Own Programs

SAC(CS124/128+CS110)

Total SAC

(Millions of Yen)


10,661
3,880
1,582
5,197
14,240
4,950
3,900
5,389
FY04/1-3Q
FY05/1-3Q
Sales incentives
Promotional expenses
Advertising expenses

SAC per Subscriber

(Millions of Yen)


34,066
12,400
5,058
16,608
39,051
13,576
10,696
14,779
FY04/1-3Q
FY05/1-3Q
Sales Incentives
Promotional expenses
Advertising expenses

* All the figures shown above are calculated adding the expenses of SKY Perfect Communications Inc. and SKYPerfect Marketing, Co., Ltd.
* Advertising expenses includes the expenses related to the SKY PerfecTV! Tokyo Plage 2005 and excludes public relations costs

Summary of Consolidated Balance Sheets

Balance Sheets: Consolidated (Millions of Yen)

	Sep FY05	Dec FY05	Difference
Current Assets	61,734	56,207	-5,527
Fixed Assets	65,265	71,547	+6,282
Total Assets	126,999	127,754	+755
Current Liabilities	28,935	24,980	-3,955
Fixed liabilities	5,361	7,416	+2,055
Total Liabiliteis	34,297	32,397	-1,900
Minority Interests	3,315	3,221	-94
Common Stock	50,083	50,083	+0
Capital Surpluses	43,995	43,995	+0
Earned Surpluses	3,947	3,514	-433
Unrealized (Losses) Gains on Securities	1,642	4,825	+3,183
Treasury Stock	-10,282	-10,282	+0
Total Shareholders' Equity	89,387	92,136	+2,749
Total Liabilities, Minority Interests, and Shareholders' Equity	126,999	127,754	+755

Summary of Consolidated Cash Flows

Consolidated

(Millions of Yen)

	1-3Q/FY05	3Q/FY05
Net cash from Operating Activities	-551	-3,257
Net Cash from Investing Activities	+5,403	+10,659
Net Cash from Financing Activities	-2,492	-209
Effect of Exchange Rate Changes	+0	+0
Net Decrease in Cash and Cash Equivalents	+2,359	+7,192
Cash and Cash Equivalents at the end of period (A)	34,599	34,599
Cash and Negotiable Securities at the end of period (B)	36,599	36,599
Total Anmount of Fund ((B)+Securities for Financial Instruments)	65,955	65,955

* Difference between (A) and (B) is due to fixed-term deposits (2,000 million yen) and negotiable securities (2,012 million yen), whose terms are over 3 months.

Revision of FY2005 Business Result Forecast

<Subscriber Numbers>

(Thousands)

	Privious Forecast	Revised Forecast
New Individual Subscribers	540	540
individual Sub. Net Addition	248	248
Individual Sub. At Period-End	3,558	3,558
Total Sub. At Period-End	4,071	4,110

<Individual Churn Rate>

Previous Forecast	Revised Forecast
8.5%	8.5%

Business Result Forecast>

(Millions of Yen)

Annual	Consolidated			Non-Consolidated		
	Previous	Revised	Dirrerence	Previous	Revised	Difference
Revenues	84,000	82,500	-1,500	75,500	74,500	-1,000
Ordinary Income	300	0	-300	3,800	3,500	-300
Net Income	300	500	+200	3,700	3,900	+200

*1 Forecast of the number of new individual subscribers is kept at 540 thousand.

(SKY PerfecTV!: 39~400 thousands, SKY PerfecTV!110: 90~100 thousands, HIKARI PerfecTV!: 50 thousands [Subscribers of Cable television Adachi are included])

*2 Net income forecasts are revised in consideration that revenues will decrease in non-consolidated basis, that sales cost will be spent more effectively and that part of Index's shares were sold.

*3 750 yen/share annual dividend forecast is not changed.

Section Ⅱ

Business Strategy

Services and Targeted Market


Sensitive Segment
Diversifying Customers' Preference
SKY PerfecTV ! (124/128)
・Rental System for STB
・New Packages
Growth of Optical Fiber Networks
Digitalization of TV
・NTT's Mid-Term Plan
・Competition among Carriers
・Popularizing Triple-play Service
・Expansion of Service Area
・Alliance with NTT East & West
HIKARI PerfecTV !
SKY PerfecTV ! 110
・Termination of Analog Broadcasting
・3 Wave Tuners
・Olympics (Torino・Beijing)
・HD Broadcasting
Wired
Digitalization of CATV
General Segment

New Packages for SKY PerfecTV! (CS124/128)

-The Simplicity and valuable price make the the number of subscription exceed 300 thousands at the end of December 2005. (Subscription to Valuable Pack amounts to more than 70%)
-About 50% of new subscribers in December select new packages
-Contribute to improve churn rate (Decrease of churn attributed to content)

SKY PerfecTV!
Basic Pack ALL
TV 63ch+Radio 100ch
¥5,985/month <Incl. tax>

Five types of
SKY PerfecTV!
Basic Pack
32-36ch
¥3,140/month
<incl. Tax>

⇨

スカパー! パック
68 ch ¥3,500/month <incl. Tax>

スカパー! えらべる 15
(Selective)
15 ch from "SKY PerfecTV! Valuable Pack"
¥2,800/month <incl. tax>

SKY PerfecTV! 110

- Digital TV sets with built-in 110 tuner will greatly increase
  - 6.5 million Digital TV sets will be in the market according to 2006 JEITA forecast (More than double of the previous year)
- Set up Programming Dept. for SKY PerfecTV! 110 and Sales Promotion Dept. for SKY PerfecTV! 110 (from December 2005)
  - Advertising (Spot CMs on BS and newspaper)
  - Approach to fee trial subscribers (DM & outbound call)
  - Enforce content
    - ① Start sale of NPB baseball pack for SKY PerfecTV! 110
    - ② High Definition programs for 2006 FIFA WORLD CUP for SKY PerfecTV! 110


7
6
5
4
3
2
1
0
'03/9
'04/3
'04/9
'05/3
'05/9
The number of shipment of 3 wave tuner (Millions)

(Source:JEITA)

Enforce Pro Baseball Pack

<FY2005 Season>

SKY PerfecTV! (124/128)

- ◆New Pro Baseball Set ¥2,940/month (incl. Tax)
- ◆New Pro Baseball Set MAX ¥3,570/month (incl. Tax)

SKY PerfecTV!110

- ◆Pro Baseball Set is unavailable

Integrate — Add channels and raise price — New

<FY2006 Season>

NEW!

SKY PerfecTV! BASEBALL PACK (124/128 & 110)
¥3,200/month (incl. Tax)

Channels (Parenthesis:110)

Ch.258 (Ch.351) JNN NEWS BIRD
Ch.300 (Ch.256) Sports-i ESPN
Ch.306 (Ch.251) J SPORTS 1
Ch.308 (Ch.253) J SPORTS 2
Ch.739 (Ch.258) FUJITV739
Ch.285 (Ch.255) sky·A
Ch.302 (Ch.254) GAORA
Ch.307 (Ch.252) J SPORTS 3
Ch.309 (Ch.257) G+SPORTS & NEWS

SKY PerfecTV! Group Multi-PF Strategy


Viewers/Subscribers/Users
Terminal/ Display
Network
Platform
Content
TV
Mobile
Rental STB
PC
Sell STB
SKY PerfecTV!
SKY PerfecTV! 110
HIKARI PerfecTV!
SKY PerfecTV BB
SKY Perfect mobile
Reinforce Content Aggregation
·Strengthen the relationship with broadcasters
·Invest in content production
DTH
FTTH/CATV
IP/VOD
Internet
Mobile

Number of Subscriber and Penetration



(Number of subscribers)
(Penetration rate)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
716
1,229
1,391
1,521
1,659
1,894
2,178
2,771
3,975
05/3
4
5
6
7
8
9
10
11
12
individual subscribers of multichannels
Penetration rate
Penetration rate(with consideration of moving time)

* Penetration rate is calculated using number of viewers and number of subscribers (of retransmission or multichannel) billed at the end of each month. Blue dotted line shows referential figures of subscriber numbers at the end of each month divided by number of households receiving services at the end of 2 months before considering that it takes 2 months for moving on average.

Expansion of Wired Business

<Area Expansion>



Tokyo Metropolitan Area
Acquire more than 50% shares of newly-built condominiums in 23 wards of Tokyo in FY2005
Providing services for condominium in Tokyo 23 Wards, Yokohama and Kawasaki.
Start services in Tokyo (except 23 wards of Tokyo) and Chiba in December 2005.
Plan to provide services for single houses in April 2006
Sapporo
Sendai
Koriyama
Information Network Koriyama will start services by using NTT Optical fiber networks in FY06.
Nagoya
Plan to start the service in December 2005
Hiroshima
Fukuoka
Adachi Ward, Tokyo
Cable television Adachi is fully digitalized in December 2005.
Osaka
Start service in February 2005
Fukuyama
Start services for single houses by using optical fiber networks of Chugoku Electric from November 2005


Sales Tie-Up with NTT Group
SKY PerfecTV! and NTT provide the strongest triple-play service
TV Service
Internet
FLET'S
Telephone
19
© 2005 SKY Perfect Communications Inc. All Rights Reserved


The Function of OptiCast Marketing Inc.
Terrestrial & BS Stations
CS Content Providers
100% shares
Providing Contents
Retransmission Approval
Program Supply Agreement
OptiCast, Inc.
NTT East
NTT West
Video distribution Agreement
Application
Gross Agent Agreement
Energia Communications
OptiCast Marketing Inc.
CATV
Joint Venture Company by SKY Perfect And NTT Group
Sales Agency Agreement
DNCC
ISP
Home Appliance Stores
NTT East & West
Other Agents
Billing & Collection
Sale
Sale
Condominiums
Single Houses
New Condominium Developer
Existing Condominiums Resident Association
FLET'S
20
© 2005 SKY Perfect Communications Inc. All Rights Reserved

HIKARI PerfecTV! Service for Single Houses

(scheduled to commence in April 2006)



Customer
Internet Access Service
Content Distribution Service
NTT
Ethernet
(100Mbit/s)
Optical Splitter
(MAX 32 Splitters)
High Speed
Data
Communication
Internet
FLET'S
WDM
WDM
Optical Fiber
Video
Distribution
Video
Indoor Equipment
WDM Filter Built-in
V-ONU
Multichannel Video
Distribution Service
(BS/CS/CATV)
Coaxial
Cables
Multiplexing
(70~770MHz)
Broadcaster

V-ONU (Video-Optical Network Unit)
GE-ONU (Gigabit Ethernet-Optical Network Unit)

V-OLT (Video-Optical Line Terminal)
GE-OLT(Gigabit Ethernet-Optical Line Terminal)
TA(Terminal Adapter)

Plan for Triple-play Service Fees for Single House



Plan for
New Service
Optional Channel
more than 200 ch
CATV
" A" Corp.
Option channel
10~20 ch
Available to
subscribe
1 channel only
CS Multichannel
Basic Set
more than 60 ch
+
Terrestrial,
Terrestrial Digital
BS
Basic Fee
Rental STB
Less than ¥4,000
is planned.
TV Service
CS
Total 50 ch
+
Terrestrial,
Terrestrial Digital
BS
Incl. STB
¥5,000
~¥5,500
Less than
¥10,000
per 1 set
Set Fee
Exceed ¥10,000
ISP ¥500 or more
B FLET'S
Hyper Family Type
¥5,200
¥6,200 and more
NET
¥5,000
~¥6,000
¥6, 000
~around ¥7,000
Hikari Denwa
¥500
IP Phone
Around ¥1,000

Wired Service

	FTTH		CATV	
Business Model	Broadcasting Service Using NTT Opitical Fiber Network	Broadcasting Service Using Optical Fiber Network owned by Electronic Power Companies and others	Cannel Lease	Trans-Modulation
Law	Law Concerning Broadcast via Telecommunications Carriers' Facilities		Broadcast Law	
Entity of Broadcasting	OpitiCast			CATV
Sales Promotion	OpitiCast Marketing	OpitiCast		CATV
Customer Management/ Billing	DNCC			
Service Area (example)	Metropolitan Area, such as Tokyo, Osaka, Nagoya	Fukuyama (Energia Communications, Inc.)	Yokohama Minatomirai (CCY)	Mainly Local Area (CTA)
Classification on Subscriber Release	HIKARI PerfecTV! Service			Other Wired Services

Full Digitization of Cable television Adachi

1. Full Digitalization in the Whole Area All at Once

-About 39 thousand subscribers, including about 2 thousand new subscribers, shifted to full digital from December 1, 2005. (40ch to more than 250 ch)

2. Effect

-54ch and optional channels win popularity among subscribers
-Expect great increase in profit associated with digitalization from FY2006

3. Future Development

-IP phone service will start from March 2006 (Start Triple-play Service)
-Receive inquiries or offer of facility visit from many CATVs
(Expect trans-modulation formula to be adopted by other CATVs)



Advertisement of digitization on bus)

Analog



HE for Analog
(2 rows for CS broadcasting transmit about 40 ch)

Digital



Trans-modulation for Digital
(2 racks for 150 TV ch and 100 radio ch)

General Notes to This Material

- Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise.
- "Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.
- Number of Subscribers
  Number of Individual Subscribers (DTH)
  Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

Number of Total Registrations:
The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers

- "Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.
  EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.
- Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

<For any inquiries about this material or investor relations of our company>
SKY Perfect Communications Inc. PR & IR Department
(E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)

Reference Material
(Extracts from Mid-Term Vision and Others)

Regulation Surrounding Broadcasting and Communication and SKY PerfecTV!



Content Provider
Content Provider
Content Provider
Content Provider
The Same Company
Cable and Satellite are treated differently under the same law
Wired
Law Concerning Broadcast via Telecommunications Carrier Facilities
Satellite
Terrestrial BS Analogue
Software
Broadcast
Cable Television Broadcast Law
CATV
Broadcaster (OptiCast etc.)
Broadcaster
Broadcaster
Licensed Broadcaster
General Broadcaster
Broadcasting Law
Telecommunication Service for Broadcaster
(NTT etc.)
Telecommunication Service for Broadcaster
(JSAT, SCC)
Licensed Satellite Operator
Hardware (Infrastructure)
Tele-communication
CATV Telecommunication Service
ISP
VOIP etc.
Telecommunication Service
(ISP, VOIP etc.)
Satellite Telecommunication Service
Broadcast System based on Governmental License
Telecommunication Business Law
The system originally built in CS analogue era
(2005年9月末日現在)

Goal and Key Points of Mid-Term Vision

Become the largest conglomerate in Japanese Pay TV (content distribution) business and provide diversified content services that cater to a broad spectrum of consumer lifestyles.

- **Vertical expansion – Strengthen development of DTH business**
  - Establish the structure that can accelerate subscription growth further by positively taking part in producing, acquiring contents and moreover setting up STB for customers toward the value chain.
- **Horizontal expansion – Expand multi-platform business strategy further**
  - Develop our services with various infrastructures such as optical fibers so that consumers could have a chance to enjoy SKY PerfecTV! in various scenes of life.
- **Progress of management in affiliates and strategic investment**
  - Implement each measure for our Mid-Term Vision in cooperation with our affiliates. Strengthen our consolidated management structure.
  - Position the first two years as investment terms to strengthen our group. For that reason, short-term profits might be assumed to be sacrificed to some extent.

Mid-Term Vision (FY05-10) – Numerical target

Become the largest conglomerate in Japanese Pay TV (content distribution) business and provide diversified content services that cater to a broad spectrum of consumer lifestyles.

■ Number of Subscribers (Total Subscribers)

- Subscribers including those through wired services at the end of FY2007

  more than 5 million

- Subscribers enjoying SKY PerfecTV! related services at the end of FY2010

  more than 8 million

■

	FY2007	FY2010
Revenues	150 billion yen	250 billion yen
Ordinary Income	15 billion yen	more than 40 billion yen

Strategic Investment in Growing Business Fields

Image of use of funds (FY05-10)

<Supply>

Operating cash flow

(after excluding SAC and content cost)

Fund from IPO and others

Balance at the end of December 2004 about 91.8 billion yen

<Use>

Return to shareholders (considering profit amount)
- Provide stable dividend distribution
- Acquire treasury stocks

Constant capital investment 4-5 billion yen/year
- Up-linking facilities/Information and administrative

Strategic investment and financing
- ■ Strengthen relationship with /Invest in broadcasters: 20 billion yen
- ■ Establish supply and sales structure of STB: 10 billion yen
- ■ OptiCast・CATV business: 30 billion yen
- ■ Invest in contents and related companies: 10 billion yen
- ■ Invest in new business (including M&A): 10 billion yen

Total 80 billion yen

Growth by developing business further

SKY Perfect Communications Inc.

News Release

FILE No.
82—5113

To whom it may concern:

RECEIVED

2006 APR -4 A 11: 53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 26, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

~ 2006 FIFA World Cup Germany™ ~
All 64 games to be broadcast in high definition over SKY PerfectTV/110

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce the launch of a new high-definition broadcasting channel – SKY PerfecTV/ Channel Hi-Vision (HV), called "Sukachan/ HV," (Ch.800), that will be added to the two independently operated channels SKY Perfect already has been operating over SKY PerfecTV/ 110 110-degree CS digital broadcasting service – Sukachan/110 (Ch. 801 and Ch. 802). The new channel will commence broadcasting on Tuesday May 9, 2006.

Backed by the rapid popularization of wide-screen televisions and three-way tuners capable of receiving terrestrial digital, BS digital, and 110-degree CS broadcasts, subscriber numbers for SKY PerfecTV/110 have been continuing to see steady increases, with over 10 thousand new individual subscribers signing on in December 2005 (cumulative total 207,657). Also in light of growing expectations for SKY PerfecTV/110 to expand its high-definition broadcasting services, SKY Perfect has launched Sukachan/HV, its second high-definition broadcasting channel to operate over SKY PerfecTV/110, through its 90%-owned subsidiary Multi Channel Entertainment Inc., a company that is a broadcaster for 110-degree CS digital. It is through this broadcaster that SKY Perfect will broadcast all 64 games of the 2006 FIFA World Cup Germany™, which is due to kick off on June 9, 2006, in high definition. Multi Channel Entertainment Inc. launched Star Channel Hi-Vision (HV) in September 2004, and began broadcasting the independently operated channel Sukachan/110 in March 2005, for which SKY Perfect supplies popular sports programs from Japan and around the world, most notably European soccer, MLB, and J-League games.

Sukachan/HV, like Sukachan/110 will take into consideration the characteristics and needs of 110-degree CS digital broadcasting subscribers in delivering them SKY Perfect's special brand of highly specialized, quality programs in high definition. Due to go to air on May 9, 2006, this channel, as a dedicated 2006 FIFA World Cup Germany™ channel*, is due to broadcast soccer information and friendly matches around the world, past World Cup qualifiers, as well as game forecasts, with various special guests also to be featured.

*Available to subscribers of SKY Perfect/110.

SKY Perfect has been promoting SKY Perfect/110's transition into high-definition broadcasting and has endeavored to improve transmission equipment and upgrade broadcast environments so as to enable broadcasters to make the switch as quickly as possible. In December 2005, a high-definition studio (effective floor space of approx. 150m^2) was set up within the Aomi Broadcasting Center located in Koutou-ku, Tokyo. This studio features a full virtual system that is linked in to 5.1ch surround sound equipment and high-definition cameras. This will enable SKY Perfect to provide simultaneous SD/HD broadcasts by integrating this new equipment with existing broadcasting equipment used mainly for

SKY Perfect Communications Inc.

News Release

---

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

February 2, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of January 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of January 2006.

TOTAL	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	57,536	47,303
Churn	39,627	24,829
Churn Rate*[3]	11.7%	8.5%
Net Increase	17,909	22,474
Cumulative Total	**4,092,761**	**3,523,913**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	26,941	33,047
Churn	24,750	22,964
Churn Rate*[3]	7.9%	8.5%
Net Increase	2,191	10,083
Cumulative Total	**3,742,548**	**3,261,273**
SKY PerfecTV! 110	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	28,788	12,758
Churn	13,968	1,389
Churn Rate*[3]	57.6%	8.0%
Net Increase	14,820	11,369
Cumulative Total	**305,706**	**219,026**
Cumulative Total of DTH Services	**4,048,254**	**3,480,299**

Multichannel Broadcasting Service through HIKARI PerfecTV!	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	739	715
Churn	49	46
Churn Rate*[3]	14.0%	13.9%
Net Increase	690	669
Cumulative Total	**4,897**	**4,644**

Other Wired Broadcasting Services*4	Total Subscribers*1	Individual Subscribers*2
New Subscribers	638	783
Churn	430	430
Churn Rate*3	13.1%	13.4%
Net Increase	208	353
Cumulative Total	**39,610**	**38,970**
Cumulative Total of Wired Broadcasting Services	**44,507**	**43,614**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding HIKARI PerfecTV!

The breakdown of properties that have approved HIKARI PerfecTV! and properties receiving the service as of the end of January 2006.

HIKARI PerfecTV!	Properties that have approved service provision*5	Properties currently receiving service*6
Number of properties	470	410
Number of households*7	53,765	26,658

*5 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*6 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*7 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

February 15, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Regarding Press Coverage in Today's Nihon Keizai Shimbun Morning Edition

SKY Perfect Communications Inc. has released the following statement in relation to the press coverage in the *Nihon Keizai Shimbun*'s Morning Edition for today, February 15, under the headline "SKY Perfect is in Talks with JSAT to Merge Operations."

Statement

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is currently looking into strengthening its relationship with JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki), including the potential for integration, but nothing definite has been decided on at this stage.

SKY Perfect remains committed, as always, to the timely and appropriate disclosure of information, and will immediately disclose information as required to do so under the Securities and Exchange Law, the Tokyo Stock Exchange's regulations relating to timely disclosure, and other relevant legislation and regulations.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No. 82—5113

To whom it may concern:

March 2, 2006

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and Individual Subscribers as of the end of February 2006

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director; Hajime Shigemura; "SKY Perfect") announced the number of Total Registrations and Individual Subscribers as of the end of February 2006.

TOTAL	Total Subscribers*1	Individual Subscribers*2
New Subscribers	37,573	29,461
Churn	37,921	24,668
Churn Rate*3	11.1%	8.4%
Net Increase	-348	4,793
Cumulative Total	**4,092,413**	**3,528,706**

* The total column shows the summed-up figure of cumulative totals of DTH Services and Wired Broadcasting Services.

SKY PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	20,599	20,335
Churn	24,771	22,905
Churn Rate*3	7.9%	8.4%
Net Increase	-4,172	-2,570
Cumulative Total	**3,738,376**	**3,258,703**
SKY PerfecTV! 110	Total Subscribers*1	Individual Subscribers*2
New Subscribers	15,638	7,580
Churn	12,660	1,273
Churn Rate*3	49.7%	7.0%
Net Increase	2,978	6,307
Cumulative Total	**308,684**	**225,333**
Cumulative Total of DTH Services	**4,047,060**	**3,484,036**

Multichannel Broadcasting Service through HIKARI PerfecTV!	Total Subscribers*1	Individual Subscribers*2
New Subscribers	914	908
Churn	41	41
Churn Rate*3	10.0%	10.6%
Net Increase	873	867
Cumulative Total	**5,770**	**5,511**

Other Wired Broadcasting Services*[4]	Total Subscribers*[1]	Individual Subscribers*[2]
New Subscribers	422	638
Churn	449	449
Churn Rate*[3]	13.6%	13.8%
Net Increase	-27	189
Cumulative Total	**39,583**	**39,159**
Cumulative Total of Wired Broadcasting Services	**45,353**	**44,670**

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay- subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to individual subscribers.

*2 Individual Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate: The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total subscribers at the end of the previous month x 12 months

*4 Other Wired Broadcasting Services: Other Wired Broadcasting Services refer to the number of multichannel broadcasting contract using SKY Perfect's digital broadcasting system, including cable television, excluding HIKARI PerfecTV!

The breakdown of properties that have approved HIKARI PerfecTV! and properties receiving the service as of the end of February 2006.

HIKARI PerfecTV!	Properties that have approved service provision*[5]	Properties currently receiving service*[6]
Number of properties	486	456
Number of households*[7]	59,309	29,643

*5 Properties that have approved service provision: Those properties that, as of the end of each month, have concluded a broadcasting service (retransmission or multichannel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following month or later, depending on when construction will be completed.

*6 Properties currently receiving service: Those properties to which, as of the end of each month, broadcasting services (retransmission or multichannel broadcasting service) are being provided and which are being charged for such.

*7 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

Semi-Annual Business Report for the Year Ending March 2006

April 1, 2005 through September 30, 2005

SKY Perfect Communications Inc.

Major SKY Perfect! News

Major news concerning the Company from April 2005 to October 2005 is mentioned.

Summary of Consolidated Financial Data

(Millions of yen)

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	For the fiscal year ending March, 2006 (forecast)
Operating revenues	37,146	41,023	84,000
Ordinary income (Loss)	3,599	(108)	300
Net income (Loss)	3,411	(323)	300

(Millions of yen)

	As of September 30, 2004	As of September 30, 2005
Total assets	129,121	126,999
Shareholders' equity (Net asset)	98,405	89,387

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	For the fiscal year ending March, 2006 (forecast)
Cumulative total of registrants and annual percentage of individual cancellation			
Cumulative total of registrants *(thousands)*	3,725	3,957	4,071
Cumulative total of individual registrants *(thousands)*	3,240	3,417	3,558
Percentage of individual cancellation *(%)*	9.5	8.3	8.5
ARPU:			
Average service fee revenue per customer per month *(yen)*	1,437	1,398	
Average pay-per-view revenue per customer per month *(yen)*	3,613	3,496	
SAC:			
Advertising cost *(yen)*	9,782	14,085	
Sales promotion cost *(yen)*	4,674	10,005	
Sales incentives *(yen)*	17,187	15,443	
Total *(yen)*	31,642	39,533	
EBITDA:			
EBITDA *(million yen)*	4,844	1,832	

Top Interview

Business prospects and status of operating activity are mentioned by Hajime Shigemura, the President and Representative Director of the Company in interview.

Company Tour

Descriptions of the Company's media center and customer center are included.

Programs to be Broadcasted during Year-end and New Year Holidays

Programs to be broadcasted during year-end and new year holidays are mentioned.

The Beginning and Dream of Rental Services

Descriptions of rental services which began in June are mentioned.

Consolidated Summary Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information (at September 30, 2005)

Information Concerning Shares

Total number of shares authorized to be issued:	9,000,000 shares
Total number of issued shares:	2,270,365 shares

(Note) Issued shares have increased 1,856 shares due to the exercise of stock subscription rights during this six-month period.

Number of shareholders:	39,626

Principal Shareholders

Name of Shareholder	Number of Shares Owned (shares)	Shareholding Ratio (%)
Sony Broadcast Media Co., Ltd.	283,058	12.47
Fuji Television Network, Inc.	283,058	12.47
Itochu Corporation	283,058	12.47
JSAT Corporation	156,780	6.91
Tokyo Broadcasting System, Inc.	129,000	5.68
Nippon Television Network Corporation	118,910	5.24
State Street Bank and Trust Company	97,825	4.31
The Master Trust Bank of Japan, Ltd.	79,501	3.50
Sumitomo Corporation	69,320	3.05
The Bank of New York Europe Limited, Luxembourg	47,222	2.08

(Note 1) The shareholding ratio is calculated against a total of 2,270,365 shares issued.

(Note 2) The Company owns 117,440 shares of treasury stock.

(Note 3) As of September 30, 2005, non-Japanese shareholders accounted for 10.87% of the total number of voting rights with respect to the Company's shares (according to the calculation method set by Ministry of Public Management, Home Affairs, Posts and Telecommunications in Japan).

(Note 4) The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation in the shareholders' register, due to the retirement trust agreement, Itochu Corporation has the right to issue instructions concerning voting rights.)

(Note 5) The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Japan Trustee Services Bank, Ltd. retrusted by The Sumitomo Trust and Banking Company, Limited, retirement trust account for Sumitomo Corporation in the shareholders' register, due to the retirement trust agreement, Sumitomo Corporation has the right to issue instructions concerning voting rights.)

Changes in Stock Price

Changes in stock price of the Company from March 2004 through October 2005 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	42	(0.11%)
Securities houses:	32	(0.08%)
Other Japanese corporate shareholders:	550	(1.39%)
Non-Japanese corporate shareholders, etc.:	133	(0.33%)
Individual and other shareholders:	38,868	(98.09%)
Treasury stock:	1	(0.00%)
(Total)	39,626	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	406,951	(17.92%)
Securities houses:	13,768	(0.61%)
Other Japanese corporate shareholders:	1,256,161	(55.33%)
Non-Japanese corporate shareholders, etc.:	234,128	(10.32%)
Individual and other shareholders:	241,917	(10.65%)
Treasury stock:	117,440	(5.17%)
(Total)	2,270,365	

(Note) The above-mentioned shares classified as held by other corporate shareholders includes 10,219 shares registered in the name of Japan Securities Depository Center, Inc.

Corporate Data (at September 30, 2005)

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	50,083 million yen
Number of employees:	436 (Consolidated)

Principal Office

Meguro Media Center located at Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Koto-ku, Tokyo

Data Network Center Corporation (customer center) located at Yokohama-shi, Kanagawa-ken

Opticast Inc. located at Shibuya-ku, Tokyo

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	100 million yen	51.0%	Customer Management
Multi Channel Entertainment Inc.	10 million yen	90.0%	Broadcasting
SamuraiTV Corporation	12 million yen	80.3%	Broadcasting
OptiCast Inc.	2,480 million yen	100.0%	Broadcasting via Telecommunications Carriers' Facilities
SKY Perfect Well Think Co., Ltd.	480 million yen	100.0%	Content Development and Investment Operations
Pay Per View Japan, Inc.	2,500 million yen	65.0%	Broadcasting
SKYPerfect Marketing, Co., Ltd.	480 million yen	51.0%	Rental service of set-top boxes for SKY PerfectTV!
Cable Television Adachi Corporation	2,063 million yen	77.3%	Cable television
Information Network Koriyama Inc.	170 million yen	66.7%	Cable television (planning company)
SKY Perfect Mobile, Inc.	480 million yen	51.0%	Content distribution service for mobile phones

Officers

Names of 13 Directors (including two representative directors) and 5 Corporate Auditors are included.

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent, Company's URL for public notice and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2005 As of September 30, 2005	For the six months ended September 30, 2004 As of September 30, 2004	For the year ended March 31, 2005 As of March 31, 2005
Assets			
Current Assets:			
Cash and deposits	26,893	28,990	21,234
Accounts receivables	7,836	6,624	7,609
Securities	15,013	26,955	31,017
Broadcasting rights	5,986	6,301	3,740
Accrued revenue	2,330	1,900	1,947
Other current assets	3,925	2,753	3,522
Allowance for doubtful receivables	(251)	(274)	(255)
Total current assets	61,734	73,251	68,815
Fixed Assets:			
Tangible fixed assets:			
Building	1,859	1,864	1,930
Structures	2,185	-	-
Machinery and equipment	9,580	4,438	4,806
Other tangible fixed assets	1,168	3,708	8,884
Total tangible fixed assets	14,794	10,011	15,621
Intangible fixed assets:			
Software	2,257	2,750	2,619
Consolidated adjustment account	1,417	-	1,574
Other intangible fixed assets	32	37	34
Total intangible fixed assets	3,707	2,788	4,228
Investment and others:			
Investment securities	42,278	37,849	28,034
Others	4,485	5,220	4,432
Total investment and others	46,763	43,069	32,467
Total fixed assets	65,265	55,870	52,317
Total Assets	126,999	129,121	121,132

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2005 As of September 30, 2005	For the six months ended September 30, 2004 As of September 30, 2004	For the year ended March 31, 2005 As of March 31, 2005
Liabilities			
Current Liabilities:			
Accrued accounts	10,819	9,721	9,380
Bonds to be matured in a year	-	5	5
Short-term borrowings	170	-	70
Long-term borrowings due within a year	150	-	150
Accrued expenses	834	1,375	1,043
Accrued income taxes	382	138	404
Deposits received (pay-per-view)	12,977	12,686	12,364
Allowance for employees' bonuses	288	214	252
Subscription right	-	2	1
Other current liabilities	3,313	2,136	1,667
Total current liabilities	28,935	26,280	25,340
Fixed Liabilities:			
Long-term accrued accounts	515	971	785
Long-term borrowings	1,095	-	1,129
Allowance for retirement benefit	692	571	653
Allowance for directors' retirement benefit	20	17	18
Other fixed liabilities	3,037	704	801
Total fixed liabilities	5,361	2,264	3,388
Total Liabilities	34,297	28,545	28,728
Minority Interests			
Minority Interests	3,315	2,171	2,995
Shareholders' Equity			
Common stock	50,083	50,018	50,037
Capital surplus	43,995	43,927	43,947
Retained earnings	3,947	5,611	5,909
Other unrealized gains on securities	1,642	(1,151)	(1,213)
Treasury stock	(10,282)	-	(9,272)
Total Shareholders' Equity	89,387	98,405	89,408
Total Liabilities, Minority Interests and Shareholders' Equity	126,999	129,121	121,132

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2005 From April 1, 2005 To September 30, 2005	For the six months ended September 30, 2004 From April 1, 2004 To September 30, 2004	For the year ended March 31, 2005 From April 1, 2004 To March 31, 2005
Operating Revenues:			
Platform business revenues	41,023	37,146	74,016
Total operating revenues	41,023	37,146	74,016
Operating Expenses:			
Platform business expenses	28,081	24,556	49,977
Selling, general and administrative expenses	13,366	9,431	21,212
Total operating expenses	41,447	33,987	71,189
Operating Income	(424)	3,159	2,826
Non-operating Revenues:			
Interest receivable	396	500	971
Gains on sales of securities	0	51	137
Other non-operating revenues	26	76	106
Total non-operating revenues	423	628	1,214
Non-operating Expenses:			
Interest expenses	19	19	38
Loss on sales of securities	-	114	182
Equity in net loss of affiliated company	4	44	75
Loss on valuation of option	-	8	5
Stock issuance expenses	18	-	-
Foreign exchange loss	59	-	10
Other non-operating expenses	5	1	46
Total non-operating expenses	108	188	359
Ordinary Income	(108)	3,599	3,681
Extraordinary Profit:			
Profit from sales of investment securities	465	-	217
Contract termination adjustment charge received	-	117	120
Total extraordinary profit	465	117	338
Extraordinary Loss:			
Loss from removal of fixed assets	203	29	64
Loss on sales of fixed assets	-	0	0
Loss on valuation of investment securities	39	307	307
Loss on impairment	326	-	-
Total extraordinary loss	569	337	372

Net income before adjustment of tax for the six-month (current) period	(212)	3,379	3,646
Income tax, inhabitants tax and business tax	264	6	12
Adjustment on income tax, etc.	(23)	-	-
Minority loss	130	37	74
Net income	(323)	3,411	3,709

CONSOLIDATED STATEMENT OF SURPLUS

(Millions of yen)

	For the six months ended September 30, 2005 From April 1, 2005 To September 30, 2005	**For the six months ended September 30, 2004** From April 1, 2004 To September 30, 2004	**For the year ended March 31, 2005** From April 1, 2004 To March 31, 2005
Capital Surplus			
Capital surplus at beginning of period:	43,947	43,923	43,923
Increase in capital surplus:	47	3	23
Exercise of share subscription rights	47	3	23
Capital surplus at end of the six-month period (year)	43,995	43,927	43,947
Retained Earnings			
Retained earnings at beginning of period	5,909	3,334	3,334
Increase in retained earnings:	-	3,411	3,709
Net income for the six-month (current) period	-	3,411	3,709
Decrease in retained earnings:	1,961	1,133	1,133
Dividend	1,622	1,133	1,133
Directors' bonuses	16	-	-
Net loss for the six-month (current) period	323	-	-
Retained earnings at end of the six-month period (year)	3,947	5,611	5,909

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

	For the six months ended September 30, 2005 From April 1, 2005 To September 30, 2005	**For the six months ended September 30, 2004** From April 1, 2004 To September 30, 2004	**For the year ended March 31, 2005** From April 1, 2004 To March 31, 2005
Cash Flows From Operating Activities:			
Net income before adjustment of tax	(212)	3,379	3,646
Depreciation	1,868	1,445	3,013
Gain on sale of investment securities	(465)	-	(217)
Loss on valuation of investment securities	39	307	307
Loss on impairment	326	-	-
Increase (decrease) in allowance for doubtful receivables	(4)	(37)	(61)
Interest receivable	(400)	(500)	(971)
Interest expense	19	19	38
Decrease (increase) in sales receivable	(227)	370	153
Increase in inventory assets	(2,530)	(2,433)	60
Increase (decrease) in accrued accounts	2,291	902	(1,021)
Increase (decrease) in accrued expenses	(209)	190	(136)
Increase (decrease) in deposits received (pay-per-view)	612	36	(285)
Increase (decrease) in unearned income	1,342	-	-
Other cash flows from operating activities	81	1,152	(1,080)
Sub-total	2,532	4,833	3,445
Amount of interest	358	291	908
Payment for interest	(19)	(19)	(38)
Payment for income tax, inhabitants tax and business tax	(164)	(13)	(13)
Total cash flows from operating activities	2,706	5,092	4,302
Cash Flows From Investing Activities:			
Payments for fixed deposits	(1,500)	(4,000)	(4,000)
Proceeds from fixed deposits	5	-	3,000
Payments for purchase of securities	-	(5,000)	(14,461)
Proceeds from redemption of securities	7,001	9,902	29,324
Payments for purchase of investments in securities	(11,297)	(14,106)	(17,658)
Proceeds from sales of investments in securities	2,565	3,051	6,404
Payments for purchases of fixed assets	(3,080)	(4,195)	(7,783)
Proceeds from sales of fixed assets	1,217	75	75
Payments for purchase of software	(503)	(200)	(368)
Proceeds from settlement of currency swap	328	759	1,074
Other cash flows from investing activities	6	76	(2,693)
Total cash flows from investing activities	(5,256)	(13,637)	(7,087)

Cash Flows From Financing Activities:			
Net increase in short-term borrowings	100	-	-
Payments for repayment of long-term borrowings	(33)	-	-
Payments for redemption of bonds	(5)	-	-
Payments for installment liability	(259)	(275)	(515)
Proceeds from issuance of stock	92	7	46
Income from payments by minority shareholders	465	-	5
Payments for dividend to minority shareholders	(14)	-	-
Payments for dividend	(1,618)	(1,133)	(1,133)
Payments for acquisition of treasury stock	(1,012)	-	(9,318)
Total cash flows from financing activities	(2,283)	(1,401)	(10,916)
Effect of exchange rate changes on cash and cash equivalents	(0)	2	0
Net increase (decrease) in cash and cash equivalents	(4,833)	(9,945)	(13,701)
Cash and cash equivalents at beginning of period	32,239	45,941	45,941
Cash and cash equivalents at end of the six-month period (year)	27,405	35,995	32,239

Summary Financial Statements (Non-consolidated)

BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2005 As of September 30, 2005	For the six months ended September 30, 2004 As of September 30, 2004	For the year ended March 31, 2005 As of March 31, 2005
Assets			
Current Assets	48,797	66,421	59,628
Fixed Assets:			
Tangible fixed assets	11,500	9,799	12,759
Intangible fixed assets	1,064	1,469	1,368
Investment and others	58,733	46,864	39,817
Total fixed assets	71,299	58,134	53,944
Total Assets	120,096	124,555	113,573

BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2005 As of September 30, 2005	For the six months ended September 30, 2004 As of September 30, 2004	For the year ended March 31, 2005 As of March 31, 2005
Liabilities			
Current Liabilities	23,749	23,283	20,599
Fixed Liabilities	3,733	1,484	1,580
Total Liabilities	27,483	24,767	22,180
Shareholders' Equity			
Common stock	50,083	50,018	50,037
Capital surplus	43,995	43,927	43,947
Retained earnings	7,173	6,994	7,893
Other unrealized gains on securities	1,642	(1,151)	(1,213)
Treasury stock	(10,282)	-	(9,272)
Total Shareholders' Equity	92,612	99,788	91,393
Total Liabilities and Shareholders' Equity	120,096	124,555	113,573

STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2005 From April 1, 2005 To September 30, 2005	For the six months ended September 30, 2004 From April 1, 2004 To September 30, 2004	For the year ended March 31, 2005 From April 1, 2004 To March 31, 2005
Operating Revenues:			
Platform business revenues	37,133	36,068	71,881
Total operating revenues	37,133	36,068	71,881
Operating Expenses:			
Platform business expenses	24,697	23,550	47,831
Selling, general and administrative expenses	11,812	9,060	20,298
Total operating expenses	36,509	32,611	68,130
Operating Income	623	3,457	3,751
Non-operating Revenues	471	630	1,179
Non-operating Expenses	68	128	253
Ordinary Income	1,026	3,959	4,677
Extraordinary Income	465	-	217
Extraordinary Loss	571	322	356
Net income before tax	919	3,636	4,538
Income tax, inhabitants tax and business tax	3	3	6
Net income	916	3,632	4,532
Income (loss) brought forward	6,257	3,361	3,361
Unappropriated income for the six-month (current) period	7,173	6,994	7,893

FILE No.
82—5113

BRIEF DESCRIPTION OF SEMI-ANNUAL REPORT

The Semi-Annual Report for the six month period from April 1, 2005 through September 30, 2005 prepared in accordance with Articles 24-5 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau on December 26, 2005 through EDINET (Electronic Disclosure for Investors' Network).

Semiannual Report 2005

For the Six Months Ended September 30, 2005



SKY Perfect Communications Inc.

Financial Highlights (Unaudited)

Number of Channels	Six-month periods ended September 30, 2004	2005	Year ended March 31, 2005
SKY PerfecTV! (CS 124/128 service)			
Total	289	286	290
Television	187	185	189
Radio	102	101	101
SKY PerfecTV! 110 (CS 110 service)			
Television and data	68	74	74
HIKARI PerfecTV! (Fiber To The Home service)			
Total	–	307	306
Retransmission (terrestrial and BS television and FM radio)	–	35	35
Television	–	171	170
Radio	–	101	101

Number of Subscribers (Thousands)	2004	2005	2005
Total subscribers	3,725	3,957	3,823
SKY PerfecTV! 110	151	251	203
HIKARI PerfecTV!	–	2	1
Individual subscribers	3,240	3,417	3,310
SKY PerfecTV! 110	131	189	161
HIKARI PerfecTV!	–	2	1
Annualized churn rate	9.5%	8.3%	9.4%
SKY PerfecTV! 110	10.5	9.8	9.7
HIKARI PerfecTV!	–	7.5	–

ARPU (Average revenue per subscriber per month for SKY PerfecTV! and SKY PerfecTV! 110, yen)	2004	2005	2005
Subscription fees per subscriber	¥3,613	¥3,496	¥3,544
Subscriber-related revenues per subscriber	1,437	1,398	1,413

SAC (Subscriber acquisition cost for SKY PerfecTV! and SKY PerfecTV! 110, yen)	2004	2005	2005
Total	¥31,642	¥39,533	¥34,680
Advertising costs	9,782	14,085	12,756
Sales promotion expenses	4,673	10,005	5,116
Sales incentives	17,187	15,443	16,808

	Millions of yen 2004	2005	Thousands of U.S. dollars (Note 2) 2005
Results of operations:			
Revenues:	¥37,147	¥41,024	$363,044
Subscriber-related revenues	24,362	25,213	223,124
Transmission-related revenues	4,947	4,589	40,611
Other fees and revenues	7,838	11,222	99,309
Operating expenses	33,987	41,448	366,796
Operating income (loss)	3,160	(424)	(3,752)
Net income (loss)	3,411	(323)	(2,858)
Net income (loss) per share (Yen)			
–Basic	¥1,504.24	¥(149.97)	$(1.33)
–Diluted	1,502.78	–	–
Cash flows:			
Net cash provided by operating activities	¥ 5,092	¥ 2,707	$ 23,955
Net cash used in investing activities	(13,637)	(5,257)	(46,522)
Net cash used in financing activities	(1,402)	(2,284)	(20,212)

	Millions of yen March 31, 2005	September 30, 2005	Thousands of U.S. dollars (Note 2) September 30, 2005
Financial position:			
Total assets	¥121,133	¥127,000	$1,123,894
Total liabilities	28,729	34,297	303,514
Total shareholders' equity	89,409	89,387	791,035

Note: The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Japan.

Message from the President: Reviewing the Inaugural Year of the Mid-Term Vision

Philosophy behind the Mid-Term Vision

SKY Perfect Communications Inc. has steadily churned out profits since entering the black in the fiscal year ended March 2004, and these profits have been rather sizable considering the short amount of time the Company has yielded profits. The media environment, however, is undergoing significant change, and in order to make further strides in the future we must review past successes, take a fresh start and push ahead with new business development. With this in mind, we formed and began implementing our new Mid-Term Vision in January 2005.

We have erected three main pillars of the Vision and are making aggressive efforts to carry out our purposes (described on pages 2 and 3). Though investment activities and related cost increases are expected to adversely impact earnings for the first two years of our Mid-Term Vision, we will place the highest priority on long-term results rather than short-term conditions, and forge ahead with determination and foresight into the business environment.

Business Results for the Six Months Ended September 30, 2005

Trends in new subscriptions and the churn rate remained stable, helping drive a 10.4% increase from a year earlier in consolidated revenues, which totaled ¥41,024 million for the six-month period ended September 30, 2005. On the earnings front, the Company recorded an operating loss owing to costs related to the establishment of SKYPerfect Marketing Co., Ltd. and the launch of its set-top box rental service, as well as other expenses. The consolidated interim net loss was ¥323 million.

Business results for the interim period under review, including decreased earnings, were primarily in line with the Company's expectations, in light of the significant cost burdens associated with the first year of the Mid-Term Vision. On the other hand, I believe it is essential that we firmly embark on our next business initiatives now, while we are producing stable profits on a non-consolidated basis, to achieve the goals of our Mid-Term Vision.

Concerning our outlook for the fiscal year ending March 31, 2006, we are expecting consolidated revenues of ¥84,000 million and net income of ¥300 million.

Steady Increase in Subscriptions

While the number of cumulative individual subscribers to our core SKY PerfecTV! CS 124/128-degree digital broadcasting service ("SKY PerfecTV!") has increased every month since it was first launched, year-on-year net increase figures still fall short of the gains achieved at the time of the 2002 FIFA World Cup Korea/Japan™, a benchmark time for the Company. This fiscal year, we are promoting as one of our targets the consistent winning of a greater number of new subscribers each period on a year-on-year basis, and in the six-month period ended September 30, 2005, the number of new individual subscribers increased more than 17% from the same period of the previous fiscal year. In addition, overall subscriptions are rising steadily, and the cumulative number of total subscribers is expected to break the four million mark within the calendar year 2005.

In spite of this, we must not become satisfied with the current number of subscribers. In this time of rapidly advancing technology, there is no guarantee that we will maintain this number of subscribers in the future. Customers will shift when higher-quality or new-technology products are released. The mobile telephone business is a case in point. It is tremendously important that we create services which will

telephone business is a case in point. It is tremendously important that we create services which will encourage customers to shift. The solid increase in interim subscription figures has given us a sense of satisfaction that our policies achieved a measure of success. I think the real key for us, however, is whether or not we are able to generate profits through our new advances into optical fiber-based services, and whether or not we are able to minimize the time it takes.

Measures Result in Improved Churn Rate

Subscription cancellations are down more than one percent compared with the same period a year earlier. I think this is the fruit of the positive approach made by our customer center. Specifically, the customer center implemented new initiatives such as making "friendly calls" to subscribers to inquire if the Company is offering the sort of programming that meets their expectations, and further improving the CLUB SKY PerfecTV! program guide for subscribers.

The Company has thus far worked tirelessly to create a market for its services, and we have reached the point where it is possible to stop to reflect on what we've done and incorporate the wisdom we've gained in our next development. I believe the Company must stop to review the past once again in order to make great bounds ahead.

Initiatives to Improve ARPU

Due to Japan's regulatory restrictions, we had been unable to advance our platform independently. But recently, through the cooperation of broadcasters, the introduction of two new program packages beginning in December 2005 became a reality. These program package services are the sort of bargain packages we have been envisioning. The SKY PerfecTV! Valuable Pack will offer 66 channels in one package for a monthly fee of ¥3,500, while the SKY PerfecTV! Select 15 will allow subscribers to mix and match 15 channels of their choice for a monthly fee of ¥2,800 (as of December 2005).

Our net fees are expected to increase as a result of this package reorganization, and we anticipate that the average revenues per subscriber ("ARPU") and subscriber-related revenues will increase accordingly.

Primary Results of the Mid-Term Vision's Three-Pillar Strategy

1. Strengthening Our Core DTH Business

This initiative aims to strengthen our core Direct To Home ("DTH") business and to reinforce our system for acquiring new subscribers. New marketing techniques include campaigns offering free antenna installation for SKY PerfecTV! service, and introduction of a set-top box rental system through the establishment of SKYPerfect Marketing. As mentioned previously, we also enhanced customer center services, and the results of these efforts appear in the sound trend in the number of new subscribers and the churn rate during the interim period under review.

Meanwhile, the effort we make in the area of content is an extremely important part of our tactics, even our lifeline. Newly established subsidiary company, SKY Perfect Well Think, Co. Ltd., which handles content investment operations, is beginning to produce positive business results. In June 2005, we purchased shares in SPACE SHOWER NETWORKS INC., strengthening our ties with this company that boasts both know-how and an accomplished record in the field of music-based channels. Moreover, in November 2005, the Company invested capital in Japan's largest sports channel, J SPORTS Broadcasting Corporation. The refortifying of content in the backbone areas of music and sports, and the enabling of a stable supply of programming through new transmission paths are expected to add powerful force to our multi-platform strategy.

2. Expanding Our Multi-Platform Business

We are expanding business in areas such as optical fiber and other new transmission paths. Two Japanese cities with relatively large populations and no cable TV service are Fukuyama-shi in Hiroshima and Koriyama-shi in Fukushima. OptiCast Inc. plans to expand its HIKARI PerfecTV! Fiber To The Home ("FTTH") service to these two cities. Service in Fukuyama-shi was launched on November 1, 2005, utilizing the optical fiber networks of Chugoku Electric Power Co., Ltd. Group, while service in Koriyama-shi will commence in time for the 2006 FIFA WORLD CUP Germany™, utilizing the optical fiber networks of Nippon Telegraph and Telephone East Corporation ("NTT East").

OptiCast is now advancing HIKARI PerfecTV! services by concentrated development in the three major metropolitan areas of Tokyo, Osaka and Nagoya. As of the interim period under review, subscriptions are increasing mostly at newly constructed condominiums. By adding service to single-unit houses in fiscal 2006, we expect to see rapid increases in subscription numbers. To accomplish this, we are also planning to establish a sales company together with the NTT Group.

Moreover, Cable television Adachi Corporation, which became our subsidiary company during fiscal 2004, will be the first company in Japan's cable TV industry to commence full digital broadcasting to its approximately 40,000 subscribers in December 2005.

3. Promotion of Group Management and Strategic Investment

In order to "form Japan's largest conglomerate in the pay TV business," a primary goal set forth in the Mid-Term Vision, strategic investment is a matter of great importance. We are pushing ahead with ¥80 billion in investment with strategic timing. Our DTH satellite business and FTTH optical fiber business are largely progressing on schedule, and the Company is planning to focus future investments in mobile phones and other businesses. In addition to prior collaborations with NTT DoCoMo, Inc. and others, the Company invested ¥10 billion in Index Corporation in May 2005 to form a capital tie-up, and also established SKY Perfect Mobile, Inc. in June 2005. These moves strengthened the Company's position in mobile content distribution.

Message to Shareholders

The Company has firmly established a sound revenue base over the previous two years, and is now delivering profits on a non-consolidated basis. However, technological advances are extremely intense, and the media environment is undergoing great change. The Mid-Term Vision was formulated with recognition and analysis of these conditions. With the attitude of taking a fresh start during the current fiscal year, significant earnings are not expected for this period. However, we are confident that our initiatives are needed for the Company to make its next great leap forward, and the Company is already beginning to see positive results of the implemented policies. In consideration of this, we intend to maintain dividends at a stable level. We ask you as our shareholders to understand our Mid-Term Vision as a means to return greater satisfaction to you, and to look forward with expectation to the success of these efforts.

November 2005

Hajime Shigemura
President

The **gray bars** show the interim period, the **blue bars** show the full fiscal year

Revenues

Revenues increased year-on-year due to the increase in the number of new subscribers, improved churn rate and an increase in the number of subsidiary companies.



100,000 (Millions of yen)
80,000
60,000
40,000
20,000
0
Forecast
84,000
74,017
37,147
41,024
FY2002
FY2003
FY2004
FY2005

Operating Income (Loss)

Costs due to expansion of HIKARI PerfecTV! service and the start of set-top box rental service led to an operating loss. In the second half, we will strive to control operating expenses.



10,000 (Millions of yen)
0
−10,000
−20,000
3,160
2,827
−424
FY2002
FY2003
FY2004
FY2005

Net Income (Loss)

Declining operating income led to a net loss for the interim period. In the second half, we will improve the efficiency of marketing costs and the profitability of our own content, and reduce costs at subsidiaries.



10,000 (Millions of yen)
0
−10,000
−20,000
3,411
3,709
Forecast
300
−323
FY2002
FY2003
FY2004
FY2005

Assets/Shareholders' Equity

Assets declined owing to the start of investments planned in the Mid-Term Vision, and shareholders' equity decreased due to the acquisition of treasury stock to improve capital efficiency and the potential use in our Mid-Term Vision.



150,000 (Millions of yen)
Total assets
Total shareholders' equity
120,000
90,000
60,000
30,000
0
129,122
121,133
127,000
98,406
89,387
FY2002
FY2003
FY2004
FY2005

Number of Subscribers / Annualized Churn Rate

The number of subscribers and the annualized churn rate remained stable, supported by a free antenna installation campaign and the launch of rental service of SKY PerfecTV! set-top boxes, as well as efforts at our customer center to prevent subscription cancellations.



Total subscribers
Individual subscribers
Annualized churn rate %
5,000 (Thousands)
(%) 10
4,000
3,000
2,000
1,000
0
8
6
4
2
0
9.4
9.5
8.3
8.5
3,725
3,823
3,957
Forecast
4,071
3,240
3,310
3,417
3,558
FY2002
FY2003
FY2004
FY2005

ARPU
(Average revenue per subscriber per month)

ARPU indicates both the subscription fees and subscriber-related revenues per subscriber. The launch of two new strategic program packages is expected to increase ARPU. Figures include SKY PerfecTV! and SKY PerfecTV! 110 service data.



4,000 (Yen)
Subscription fees per subscriber
Subscriber-related revenues per subscriber
3,000
2,000
1,000
0
3,613
3,544
3,496
1,437
1,413
1,398
FY2002
FY2003
FY2004
FY2005

SAC (Subscriber acquisition cost)

SAC is the average cost for acquiring a new subscriber, calculated by dividing the total sum of costs, including sales incentives, advertising costs and sales promotion expenses, by the number of new subscribers. SAC of this interim period increased due to the aggressive new marketing campaigns and the launch of set-top box rental service.



50,000 (Yen)
Advertising costs
Sales promotion expenses
Sales incentives
40,000
30,000
20,000
10,000
0
39,533
14,085
34,680
12,756
31,642
9,782
10,005
4,673
17,187
16,808
15,443
FY2002
FY2003
FY2004
FY2005

EBITDA

EBITDA means earnings before interest, taxes, depreciation and amortization and other financial items, an important financial indicator of cash-based earnings generated by operating activities.



10,000 (Millions of yen)
0
−10,000
−20,000
4,844
6,698
1,832
FY2002
FY2003
FY2004
FY2005

Consolidated Balance Sheets (Unaudited)

March 31, 2005 and September 30, 2005

	Millions of yen		Thousands of U.S. dollars (Note 2)
	March 31, 2005	September 30, 2005	September 30, 2005
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 32,239	¥ 27,405	$ 242,522
Short-term investments (Note 3)	20,012	14,501	128,327
Accounts receivable—net of allowance	9,301	9,917	87,761
Broadcasting rights	3,741	5,986	52,975
Other	3,523	3,926	34,743
Total current assets	68,816	61,735	546,328
Property and equipment:			
Buildings and structures	4,182	4,045	35,796
Machinery and equipment	4,806	9,581	84,788
Other	6,633	1,168	10,336
Total property and equipment	15,621	14,794	130,920
Investments and other assets:			
Software	2,619	2,257	19,973
Goodwill	1,575	1,418	12,549
Investment securities (Note 3)	28,035	42,278	374,142
Other	4,467	4,518	39,982
Total investments and other assets	36,696	50,471	446,646
Total	¥121,133	¥127,000	$1,123,894

	Millions of yen		Thousands of U.S. dollars (Note 2)
	March 31, 2005	September 30, 2005	September 30, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings and current portion of long-term debt	¥ 225	¥ 320	$ 2,832
Accounts payable	9,381	10,820	95,752
Income taxes payable	404	382	3,381
Accrued expenses	1,044	835	7,389
Subscription fees received	12,364	12,977	114,841
Other	1,922	3,602	31,876
Total current liabilities	25,340	28,936	256,071
Long-term liabilities:			
Long-term debt	1,130	1,096	9,699
Long-term payables	785	515	4,558
Liability for retirement benefits	672	713	6,310
Other	802	3,037	26,876
Total long-term liabilities	3,389	5,361	47,443
Total liabilities	28,729	34,297	303,514
MINORITY INTERESTS	2,995	3,316	29,345
SHAREHOLDERS' EQUITY			
Common stock authorized—9,000,000 shares issued 2,268,509 shares at March 31, 2005 2,270,365 shares at September 30, 2005	50,037	50,084	443,221
Capital surplus	43,948	43,995	389,336
Retained earnings	5,910	3,948	34,938
Net unrealized gain (loss) on available-for-sale securities	(1,213)	1,642	14,531
Treasury stock, at cost, 105,372 shares at March 31, 2005, 117,440 shares at September 30, 2005	(9,273)	(10,282)	(90,991)
Total shareholders' equity	89,409	89,387	791,035
Total	¥121,133	¥127,000	$1,123,894

See notes to consolidated financial statements.

Consolidated Statements of Operations (Unaudited)

For the six-month periods ended September 30, 2004 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 2)
	September 30, 2004	September 30, 2005	September 30, 2005
Revenues:			
Subscriber-related revenues	¥24,362	¥25,213	$223,124
Transmission-related revenues	4,947	4,589	40,611
Other fees and revenues	7,838	11,222	99,309
Total	37,147	41,024	363,044
Operating expenses (Note 5):			
Cost of services	24,556	28,081	248,504
Selling, general and administrative expenses	9,431	13,367	118,292
Total	33,987	41,448	366,796
Operating income (loss)	3,160	(424)	(3,752)
Other income (expenses):			
Interest income	501	397	3,513
Interest expense	(19)	(19)	(168)
Equity in net losses of affiliated companies	(45)	(5)	(44)
Gain on sales of investment securities	–	465	4,115
Loss on disposal of property and equipment	(29)	(204)	(1,805)
Impairment loss	–	(326)	(2,885)
Other—net	(188)	(97)	(859)
Other income—net	220	211	1,867
Income (loss) before income taxes and minority interests	3,380	(213)	(1,885)
Income taxes:			
Current	6	264	2,327
Deferred	–	(23)	(204)
Minority interests	37	131	1,150
Net income (loss)	¥ 3,411	¥ (323)	$ (2,858)

	Yen		U.S. dollars (Note 2)
	September 30, 2004	September 30, 2005	September 30, 2005
Per share of common stock			
Net income (loss)			
—Basic	¥1,504.24	¥(149.97)	$(1.33)
—Diluted	1,502.78	–	–

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Unaudited)

For the six-month period ended September 30, 2005

	Millions of yen				
	Common stock	Capital surplus	Retained earnings	Net unrealized gain (loss) on available-for-sale securities	Treasury stock
Balance at March 31, 2005	¥50,037	¥43,948	¥ 5,910	¥(1,213)	¥ (9,273)
Net loss			(323)		
Cash dividends			(1,622)		
Bonuses to directors			(17)		
Exercise of warrants and stock options	47	47			
Net increase in unrealized gain on available-for-sale securities				2,855	
Purchase of treasury stock					(1,009)
Balance at September 30, 2005	**¥50,084**	**¥43,995**	**¥ 3,948**	**¥ 1,642**	**¥(10,282)**

	Thousands of U.S. dollars (Note 2)				
	Common stock	Capital surplus	Retained earnings	Net unrealized gain (loss) on available-for-sale securities	Treasury stock
Balance at March 31, 2005	$442,805	$388,920	$ 52,301	$(10,735)	$(82,062)
Net loss			(2,858)		
Cash dividends			(14,354)		
Bonuses to directors			(151)		
Exercise of warrants and stock options	416	416			
Net increase in unrealized gain on available-for-sale securities				25,266	
Purchase of treasury stock					(8,929)
Balance at September 30, 2005	**$443,221**	**$389,336**	**$ 34,938**	**$ 14,531**	**$(90,991)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Unaudited)

For the six-month periods ended September 30, 2004 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 2)
	September 30, 2004	September 30, 2005	September 30, 2005
Operating activities:			
Income (loss) before income taxes and minority interests	¥ 3,380	¥ (213)	$ (1,885)
Adjustments for:			
Depreciation and amortization	1,445	1,868	16,531
Gain on sales of investment securities	–	(465)	(4,115)
Loss on devaluation of investment securities	308	39	345
Impairment loss	–	326	2,885
Interest and dividends received	(501)	(400)	(3,540)
Interest expense	19	19	168
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	370	(227)	(2,009)
Increase in inventories	(2,433)	(2,530)	(22,389)
Increase in payables	903	2,292	20,282
Increase (decrease) in accrued expenses	191	(209)	(1,850)
Increase in subscription fees received	36	613	5,425
Increase in deferred revenue	859	1,343	11,885
Other—net	256	77	681
Subtotal	4,833	2,533	22,415
Interest and dividends received	291	358	3,168
Interest paid	(19)	(19)	(168)
Income taxes paid	(13)	(165)	(1,460)
Net cash provided by operating activities	5,092	2,707	23,955
Investing activities:			
Payments for time deposits	(4,000)	(1,500)	(13,274)
Refund of time deposits	–	5	44
Purchases of short-term investments	(5,000)	–	–
Proceeds from sales and redemption of short-term investments	9,903	7,001	61,956
Purchases of investment securities	(14,107)	(11,298)	(99,982)
Proceeds from sales of investment securities	3,052	2,566	22,708
Purchases of property and equipment	(4,196)	(3,080)	(27,257)
Proceeds from sale of property and equipment	75	1,218	10,779
Other	636	(169)	(1,496)
Net cash used in investing activities	(13,637)	(5,257)	(46,522)
Financing activities:			
Increase in short-term borrowings	–	100	885
Repayments of long-term debt	–	(38)	(336)
Payment of long-term payables	(275)	(259)	(2,292)
Proceeds from issuance of common stock	7	92	815
Dividends paid	(1,134)	(1,618)	(14,319)
Purchase of treasury stock	–	(1,012)	(8,956)
Other	–	451	3,991
Net cash used in financing activities	(1,402)	(2,284)	(20,212)
Foreign currency translation adjustments on cash and cash equivalents	2	–	–
Net decrease in cash and cash equivalents	(9,945)	(4,834)	(42,779)
Cash and cash equivalents at the beginning of the period	45,941	32,239	285,301
Cash and cash equivalents at the end of the period	¥ 35,996	¥ 27,405	$ 242,522

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presenting Consolidated Financial Statements

The accompanying unaudited consolidated financial statements of SKY Perfect Communications Inc. (the "Company") and its subsidiaries (together, the "Companies") have been prepared on the basis of accounting principles generally accepted in Japan, which the Companies adopted for financial reports stated in English from this interim period. The Japanese accounting principles are different in certain respects as to application and disclosure requirements of the accounting principles generally accepted in the United States of America.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain prior period amounts have been reclassified to conform to the current presentation.

2. U.S. Dollar Presentation

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥113=US$1, the approximate rate of exchange at September 30, 2005.

3. Investments in Securities

The carrying amounts and aggregate fair values of short-term investments and investment securities at March 31, 2005 and September 30, 2005 were as follows:

	Millions of yen		
March 31, 2005	Cost	Unrealized gain (loss)	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	¥ 200	¥ 688	¥ 888
Debt securities	28,364	(1,901)	26,463
Held-to-maturity:			
Debt securities	12,602	(165)	12,437

	Millions of yen		
September 30, 2005	Cost	Unrealized gain (loss)	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	¥11,113	¥ 5,360	¥16,473
Debt securities	24,362	(1,535)	22,827
Held-to-maturity:			
Debt securities	12,650	(196)	12,454

	Thousands of U.S. dollars		
September 30, 2005	Cost	Unrealized gain (loss)	Fair value
Securities classified as:			
Available-for-sale:			
Equity securities	$ 98,345	$ 47,434	$145,779
Debt securities	215,593	(13,584)	202,009
Held-to-maturity:			
Debt securities	111,947	(1,735)	110,212

Available-for-sale securities whose fair value is not readily determinable at March 31, 2005 and September 30, 2005 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	March 31, 2005	September 30, 2005	September 30, 2005
Equity securities	¥ 1,079	¥1,323	$11,708
Debt securities	18,009	4,012	35,504

4. Leases

The Companies lease certain machinery and equipment, software and other assets.

Total rental expenses for the six-month periods ended September 30, 2004 and 2005 were ¥1,977 million and ¥1,437 million, respectively.

Pro forma information of leased assets such as acquisition cost, accumulated depreciation, obligations under finance lease, depreciation expense and interest expense of leased assets that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis for the year ended March 31, 2005 and the six-month periods ended September 30, 2004 and 2005 was as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31, 2005	September 30, 2005	September 30, 2005
Machinery and equipment:			
Acquisition cost	¥11,252	¥9,825	$86,947
Accumulated depreciation	5,381	4,144	36,673
Net book value	5,871	5,681	50,274
Software:			
Acquisition cost	1,729	1,729	15,301
Accumulated depreciation	855	1,002	8,867
Net book value	874	727	6,434
Other assets:			
Acquisition cost	2,344	3,631	32,132
Accumulated depreciation	809	1,353	11,973
Net book value	1,535	2,278	20,159
Total	¥ 8,280	¥8,686	$76,867

Obligations under finance leases were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31, 2005	September 30, 2005	September 30, 2005
Due within one year	¥2,461	¥2,570	$22,743
Due after one year	6,093	6,386	56,513
Total	¥8,554	¥8,956	$79,256

Depreciation expense and interest expense under finance leases were as follows:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2005	September 30, 2005
Depreciation expense	¥1,735	¥1,279	$11,319
Interest expense	178	152	1,345
Total	¥1,913	¥1,431	$12,664

Depreciation expense and interest expense, which are not reflected in the accompanying statements of operations, are computed by the straight-line method and the interest method, respectively.

5. Operating Expenses

Operating expenses for the six-month periods ended September 30, 2004 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	September 30, 2004	September 30, 2005	September 30, 2005
Cost of services:			
Personnel expense	¥ 589	¥ 756	$ 6,690
Outsourcing expense	5,655	6,895	61,018
Transmission-related expense	3,990	4,816	42,619
Programming cost	6,595	7,826	69,257
Cost of IC cards	188	292	2,584
Rental expense	1,976	1,470	13,009
Depreciation and amortization expense	1,314	1,719	15,212
Other	4,249	4,307	38,115
Total	¥24,556	¥28,081	$248,504
Selling, general and administrative expenses:			
Personnel expense	¥ 998	¥ 1,423	$ 12,593
Sales incentive	3,597	3,858	34,141
Advertising cost	2,064	3,578	31,664
Sales promotion expense	1,038	2,219	19,637
Provision for doubtful receivables	92	110	973
Depreciation and amortization expense	131	149	1,319
Other	1,511	2,030	17,965
Total	¥9,431	¥13,367	$118,292

6. Subsequent Event

The Company acquired previously issued shares of J SPORTS Broadcasting Corporation ("J SPORTS"), which is the continuing company after the merger between J SPORTS and SPORTS-i NETWORK INC., through a negotiated transaction on November 1, 2005. This acquisition represents a 15.0% ownership of the total number of shares already issued in the newly consolidated company.

Forward-looking Statements

Forward-looking statements including plan, strategy or belief contained in this material are not past but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

Corporate Data and Investor Information

As of September 30, 2005

Corporate name: SKY Perfect Communications Inc.
Main service name: ***SKY PerfecTV!***
Head office address: 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel: +81-3-5468-7800 Fax: +81-3-5468-7925
URL: www.skyperfectv.co.jp/skycom/e
Date established: November 10, 1994
Number of employees: 436 (Consolidated)
Common stock: authorized 9,000,000
issued 2,270,365
Number of shareholders: 39,626
Stock exchange listing: Tokyo Stock Exchange, First Section (Code No. 4795)
Transfer agent of common stock: Mizuho Trust & Banking Co., Ltd.
Newspaper for public notice: The Nihon Keizai Shimbun

Major Shareholders:

Sony Broadcast Media Co., Ltd.	12.47%
Fuji Television Network, Inc.	12.47%
Itochu Corporation	12.47%
JSAT Corporation	6.91%
Tokyo Broadcasting System, Inc.	5.68%
Nippon Television Network Corporation	5.24%
State Street Bank and Trust Company	4.31%
The Master Trust Bank of Japan, Ltd.	3.50%
Sumitomo Corporation	3.05%
The Bank of New York (Luxembourg), S.A.	2.08%

Notes:

1. The shareholding ratio is calculated against a total of 2,270,365 shares issued.
2. The Company holds 117,440 shares in treasury stock.
3. As of September 30, 2005, the foreign ownership ratio of total stocks with voting rights is 10.87% (when calculated with the method defined by the Ministry of Public Management, Home Affairs, Posts and Telecommunications). The Company is subject to a limited extent to direct regulation under the Broadcast Law. Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broadcast Law, the Company's broadcast license will be revoked if 20% or more of the voting rights attached to shares of our stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) any foreign governments or representatives there of and (z) any foreign corporations or associations). Under the Broadcast Law, the Company may reject a request by any such foreign person that its name be entered in the Company's shareholder register if our acceptance of such request would result in the 20% threshold being exceeded. If, and as long as, 15% or more of the voting rights attached to shares of our stock are owned by foreign persons, the Company will be required to give a public notice every six months pursuant to the Broadcast Law.
4. The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation. Under the retirement trust contract, Itochu Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)
5. The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (The names in the shareholders' register are Japan Trustee Services Bank, Ltd. retirement trust account for Sumitomo Corporation. Under the retirement trust contract, Sumitomo Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)

Board of Directors and Auditors:

Chairman *(Representative Director)*	Yasushi Hosoda
President *(Representative Director)*	Hajime Shigemura
Executive Vice President	Hiroyuki Shinoki
Managing Directors	Masao Nito
	Ryoji Hirabayashi
Directors	Tatsuro Saitoh
	Kikujiro Shikano
	Tatsuya Tamura
	Kageo Nakano
	Nozomu Yoshida
	Toshichika Ishihara
	Kenji Kamimura
	Masakatsu Mori
Standing Corporate Auditors	Yoshiki Hirowatari
	Ryosuke Tsuruma
Corporate Auditors	Tamotsu Iba
	Masao Sakai
	Nobuyuki Kaneko